Exhibit 99.1

Technical Report on the Patterson
Lake North Project, Northern
Saskatchewan, Canada

Report for NI 43-101

F3 Uranium Corp.
SLR Project No.: 138.21599.00001

Effective Date:

November 20, 2023

Signature Date:

January 25, 2023

Prepared by:

SLR International Corporation

Qualified Persons:
Mark B. Mathisen, C.P.G

Making Sustainability Happen

F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Technical Report on the Patterson Lake North Project, Northern Saskatchewan, Canada

SLR Project No.: 138.21599.00001

Prepared by

SLR International Corporation

1658 Cole Blvd, Suite 100

Lakewood, CO 80401

for

F3 Uranium Corp.

750 – 1620 Dickson Avenue

Kelowna, BC

V1Y 9Y2 Canada

Effective Date - November 20, 2023

Signature Date - January 25, 2023

Prepared by:	Approved by:
Mark B. Mathisen, C.P.G
Project Manager
Peer Reviewed by:	Mark B. Mathisen, C.P.G
Valerie Wilson, M.Sc., P.Geo.
Project Director
Grant A. Malensek, M.Eng., P.Eng.

Distribution:	1 copy - F3 Uranium Corp.
1 copy - SLR International Corporation

F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Table of Contents

1.0	Summary	1-1
1.1	Executive Summary	1-1
1.2	Technical Summary	1-2
2.0	Introduction	2-1
2.1	Sources of Information	2-1
2.2	List of Abbreviations	2-3
3.0	Reliance on Other Experts	3-1
4.0	Property Description and Location	4-1
4.1	Location	4-1
4.2	Land Tenure	4-3
4.3	Required Permits	4-7
4.4	Encumbrances	4-7
4.5	Royalties	4-7
5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography	5-1
5.1	Accessibility	5-1
5.2	Climate	5-1
5.3	Local Resources	5-2
5.4	Infrastructure	5-2
5.5	Physiography	5-2
6.0	History	6-1
6.1	Prior Ownership	6-1
6.2	Exploration and Development History	6-4
6.3	Historical Resource/Reserve Estimates	6-13
6.4	Past Production	6-13
7.0	Geological Setting and Mineralization	7-1
7.1	Regional Geology	7-1
7.2	Local Geology	7-4
7.3	Property Geology	7-6
7.4	Mineralization	7-8
8.0	Deposit Types	8-1
9.0	Exploration	9-1
10.0	Drilling	10-1

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

10.1	Patterson Lake North Project	10-5
10.2	Drilling Methodology and Procedures	10-9
11.0	Sample Preparation, Analyses, and Security	11-1
11.1	Sample Preparation	11-1
11.2	Drill Core Geochemistry Analysis	11-2
11.3	Drill Core PIMA Analysis	11-2
11.4	Soil Sample Analysis	11-2
11.5	Drill Core Bulk Density Analysis	11-3
11.6	Quality Assurance and Quality Control	11-3
11.7	Sample Security	11-14
11.8	QP Opinion on Section 11	11-15
12.0	Data Verification	12-1
12.1	Data Verification Process	12-1
13.0	Mineral Processing and Metallurgical Testing	13-1
14.0	Mineral Resource Estimate	14-1
15.0	Mineral Reserve Estimate	15-1
16.0	Mining Methods	16-1
17.0	Recovery Methods	17-1
18.0	Project Infrastructure	18-1
19.0	Market Studies and Contracts	19-1
20.0	Environmental Studies, Permitting, and Social or Community Impact	20-1
21.0	Capital and Operating Costs	21-1
22.0	Economic Analysis	22-1
23.0	Adjacent Properties	23-1
24.0	Other Relevant Data and Information	24-1
25.0	Interpretation and Conclusions	25-1
26.0	Recommendations	26-1
27.0	References	27-1
28.0	Date and Signature Date	28-1
29.0	Certificate of Qualified Person	29-1
29.1	Mark B. Mathisen	29-1

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Tables

Table 1-1:	PLN 2024 Exploration Budget	1-2
Table 4-1:	Land Tenure – Patterson Lake North	4-3
Table 4-2:	Land Tenure – Minto Property	4-3
Table 4-3:	Land Tenure – Broach Property	4-4
Table 5-1:	Climatic Data – Cluff Lake, Fort Chipewyan, and Fort MacKay	5-2
Table 6-1:	Summary of Ownership	6-2
Table 10-1:	PLN Project Drill Hole Summary	10-2
Table 10-2:	PLN Property Significant Drill Hole Intercepts	10-3
Table 11-1:	Summary of QA/QC Source and Type by Year	11-4
Table 11-2:	Summary of QA/QC Sampling Insertions by Year	11-5
Table 11-3:	Expected Values and Standard Deviation of CRMs	11-8
Table 26-1:	PLN 2024 Exploration Budget	26-1

Figures

Figure 1-1:	PLN Winter 2024 Exploration Target Map	1-6
Figure 1-2:	PLN JR Zone Winter 2024 Drill Hole Exploration Map	1-7
Figure 4-1:	Location Map	4-2
Figure 4-2:	Land Tenure	4-6
Figure 7-1:	Geological Sketch Map of the Athabasca Basin	7-2
Figure 7-2:	Local Geology Map	7-5
Figure 7-3:	Property Geology Map	7-7
Figure 7-4:	PLN Cross Section	7-9
Figure 8-1:	Illustrations of Various Models for Unconformity Type Deposits of the Athabasca Basin	8-3
Figure 10-1:	Drill Hole Location Map	10-4
Figure 11-1:	Uranium CRM Z-Score Control Chart	11-9
Figure 11-2:	Field Duplicate Control Chart	11-10
Figure 11-3:	Preparation Duplicate Control Chart	11-11
Figure 11-4:	Pulp Duplicate Control Chart	11-12
Figure 11-5:	Blank Control Chart	11-13
Figure 23-1:	Adjacent Properties	23-2

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

1.0	Summary

1.1	Executive Summary

SLR International Corporation (SLR) was retained by F3 Uranium Corp. (F3 Uranium or the Company) for the completion of a NI 43-101 Technical Report (the Technical Report) on the Patterson Lake North (PLN) Project, located in northern Saskatchewan, Canada. The PLN Project comprises three properties: the PLN Property, which includes the JR Zone, the Minto Property (Minto), and the Broach Property (Broach), collectively, the Properties. The Properties are undeveloped, and no Mineral Resources have been yet defined. The purpose of this Technical Report is to provide information on the recent exploration discovery of uranium mineralization within the JR Zone, and to provide an update of exploration activities and results at the Property.

F3 Uranium (formerly Fission 3.0 Corp) was incorporated in October 2013 as a fully owned subsidiary of Fission Uranium Corp. (Fission Uranium). In November 2013, Fission 3.0 Corp. completed a plan of arrangement involving Alpha Mineral Inc. (Alpha) and Fission Uranium pursuant to which Fission Uranium acquired Alpha’s Minerals’ 50% interest in the Patterson Lake South (PLS) project. As a result of the transaction, certain properties and assets of Fission Uranium, including the PLN Project, became assets of F3 Uranium. F3 Uranium is no longer a wholly owned subsidiary of Fission Uranium.

1.1.1	Conclusions

SLR offers the following interpretations and conclusions on the Project:

●	The PLN Project shows excellent potential for economic uranium mineralization and further exploration work is warranted.

●	The JR Zone deposit is considered an example of a basement-hosted vein-type or fracture-filled type uranium deposit.

●	To date, F3 Uranium and its predecessors have completed a total of 143 drill holes, totaling 49,945 m across the PLN Project.

●	In the SLR QP’s opinion, the logging and sampling procedures meet or exceed industry standards and are adequate for Mineral Resource estimation.

●	SLR reviewed and verified the resource database, including a review of the quality assurance (QA) and quality control (QC) methods and results, verifying assay certificates against the database assay table, standard database validation tests, and one site visit, including a drill core review. No limitations were placed on SLR’s data verification process.

●	Based on the data validation and the results of the standard, blank, and duplicate analyses, the SLR QP is of the opinion that the sampling methods, chain of custody procedures, and analytical techniques are appropriate and meet acceptable industry standards.

●	The assay and bulk density databases are of sufficient quality for Mineral Resource estimation at the JR Zone.

●	Uranium mineralization at the PLN Property is hosted primarily within veins or fracture- filled metamorphosed basement lithologies and, to a much lesser extent, within overlying sedimentary rocks. Uranium mineralization has been intersected by surface drilling along two primary EM (electromagnetic) conductor trends: the A1 main shear zone (host of the JR Zone deposit) and B1 shear zone, which have a combined strike length of roughly 3.6 km.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

1.1.2	Recommendations

F3 Uranium has proposed a total budget of C$14.60 million, as presented in Table 1-1, to advance the JR Zone and explore the remainder of the Project. SLR has reviewed and agrees with the proposed work plan.

Table 1-1:	PLN 2024 Exploration Budget

Category	Item	Budget (C$)
Exploration	Drill testing of Broach Property	2,500,000
	Drill testing of Minto Property	1,500,000
	Drill testing of B1	4,000,000
	Exploration Subtotal	8,000,000
JR Zone	Infill and Delineation drilling JR Zone	6,500,000
	NI 43-101 Resource Estimate	100,000
	JR Zone Subtotal	6,600,000
Total		14,600,000

1.2	Technical Summary

1.2.1	Property Description, Location, and Land Tenure

The PLN, Minto, and Broach properties are located in northern Saskatchewan, approximately 550 km north-northwest of the city of Prince Albert and 150 km north of the community of La Loche. The three Properties are collectively referred to as the Patterson Lake North Project.

The PLN Property comprises two adjacent mineral claims in northern Saskatchewan, approximately 170 km northeast of Fort McMurray, Alberta, and 150 km north of La Loche, Saskatchewan. PLN is accessible by vehicle via the all-weather gravel Highway 955, which bisects the PLN Property from north to south.

The approximate centre of the Property has the following coordinates:

●	Universal Transverse Mercator (UTM): 592,383 mE, 6,409,215 mN (NAD83 UTM Zone 12N)

●	Geographic: 57°48′ 55.3″ N latitude and 109° 26′ 42″ W longitude

The Minto Property consists of 23 adjacent mineral claims in northern Saskatchewan, about 180 km northeast of Fort McMurray and 160 km north of La Loche (Figure 4-1). Minto is accessible by vehicle along the all-weather gravel Highway 955, which runs through the Minto Property from north to south.

The approximate centre of the Minto Property has the following coordinates:

●	UTM: 594,820 mE, 6,421,137 mN (NAD83 UTM Zone 12N)

●	Geographic: 57°55′ 18.8″ N latitude and 109° 23′ 57.3″ W longitude

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

The Broach Property comprises 15 adjacent mineral claims in northern Saskatchewan, about 165 km northeast of Fort McMurray and 140 km north of La Loche (Figure 4-1). Broach is accessible by vehicle via the all-weather gravel Highway 955, which passes approximately two kilometres west of the Property’s centre from north to south.

The approximate centre of the Broach Property has the following coordinates:

●	UTM: 596,298 mE, 6,402,655 mN (NAD83 UTM Zone 12N)

●	Geographic: 57° 45′ 20.3″ N latitude and 109° 23′ 54.3″ W longitude

1.2.2	Land Tenure

The PLN Property consists of two contiguous mineral claims covering an area of 4,074 ha. The JR Zone discovery is located on claim S-113283. The Minto Property consists of 23 mostly contiguous mineral claims covering an area of 19,864 ha. The Broach Property consists of 15 mostly contiguous mineral claims covering an area of 16,008 ha.

The PLN Project and component claims are defined as electronic mineral claim parcels within the Mineral Administration Registry of Saskatchewan (MARS). As of the effective date of this Technical Report, the mineral claims comprising the PLN, Minto, and Broach properties are in good standing and are registered in the name of F3 Uranium Corp.

F3 Uranium Corp. holds a 100% interest in the Project mineral dispositions.

1.2.3	Existing Infrastructure

With the exception of the all-weather, gravel road Highway 955, there is no permanent infrastructure on the Properties.

1.2.4	Exploration Development History

The western portions of the Athabasca Basin were initially explored in the 1960’s as exploration activities expanded outward from the established Beaverlodge uranium district utilizing airborne radiometric (scintillometer) surveys (Palmer, 2010). In 1967, Mokta Ltd. (Amok Ltd.), owned by French companies Compagnie Francaise de Mokta (CFM), Pechiney-Ugine Kuhlman, and French state-owned Commissariat a L’Energie Atomic (COGEMA), conducted airborne radiometric surveys in the local region which identified anomalies in the Carswell and Cluff Lake areas approximately 65 km north of the Property. In 1968, follow-up ground surveys and prospecting discovered the “A” train of uranium-bearing sandstone boulders, which led to extensive claim staking in the area.

The exploration history of the PLN, Minto, and Broach properties has been mainly at a reconnaissance scale. The early exploration, during the years 1969-74, consisted mainly of airborne radiometric surveys and lake sediment sampling. From 1977 to 1982 a wider variety of exploration techniques was utilized mainly focussing on airborne/ground EM and magnetics along with lake water and sediment sampling. Three diamond drill holes were completed on the Project during this period.

A third wave of exploration occurred between 1990 and 1998. More advanced geophysical exploration techniques came into common practice. Ground UTEM, TDEM and gravity surveys were the methods of choice. Most of these surveys covered areas peripheral to the Properties.

During 2005 and 2006 Strathmore Minerals Corporation conducted airborne geophysical surveys (AeroTEM III and MEGATEM®) in addition to approximately 50 line-kilometres of ground geophysics (Max-Min II and Resistivity) across the PLN property.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

The geophysical surveys were followed up with ground radon exploration survey in 2006 and 2007 by Strathmore, and drilling and additional ground electromagnetic surveys by Fission Energy Corp. in 2008 and 2012, respectively.

1.2.5	Geology and Mineralization

The Properties are located along the southwestern rim of the Athabasca basin. Only the Minto property is fully contained within the basin whereas the PLN and Broach properties lie along the basin’s edge. The underlying Lloyd Domain basement rocks are primarily Archean orthogneisses. In structurally deformed areas, uranium mineralization occurs in an environment provided by graphite-rich orthogneisses and granitoids. The crystalline basement is overlain by flat-lying sandstones with conglomeratic horizons, which constitute the Proterozoic Athabasca Group. The PLN Project is almost entirely within the Athabasca Basin, with the exception of a three-kilometre long northeast trending basement ridge near the A1 area on the PLN property, which lacks sandstone cover. Thick sandy quaternary glacial deposits cover all the Properties.

High-grade uranium mineralization is found in an area of the PLN property called the JR Zone. Extensive mineralization has been intersected in multiple drill holes revealing massive uraninite vein-type mineralization within a structurally deformed area. Surrounding this high-grade uraninite mineralization is highly bleached and chloritized wall rock. This rock hosts a lower grade of uraninite mineralization, which has a wormy texture.

1.2.6	Drilling

Diamond drilling on the Properties is the principal method of exploration and delineation of uranium mineralization after initial targeting using geophysical surveys. Starting in the Fall of 2022, sonic drilling was also utilized to case the overburden.

Drilling can generally be conducted year-round on the Property.

To date, F3 Uranium and its predecessor companies have started a total of 143 drill holes totaling 49,945 m of drilling of which 131 drill holes totaling 48,874 m of drilling have been completed.

1.2.7	Exploration Status

The JR Zone was discovered by F3 Uranium during a fall 2022 drilling program on the PLN Property with drill hole PLN22-035, which intersected off-scale radioactivity of greater than 65,535 counts per second (cps) associated with massive uraninite mineralization within the A1 main shear zone. It assayed 6.97% U3O8 over 15.0 m, including 5.5 m of 18.6% U3O8; a 21-hole winter 2023 drilling program extended the strike length of the JR Zone to 105 m.

Broach is located five kilometres south of the JR Zone and along the estimated Athabasca Basin boundary. Geophysics has identified multiple high priority conductor targets under Broach Lake which remain untested. During Winter 2022 drilling, the Broach property intersected anomalous radioactivity up to 510 cps in drill hole PLN22-031 and geochemistry returned anomalous boron values up to 1,510 ppm in drill hole PLN22-033.

Minto is located directly north of the JR Zone and 28 km south of the Shea Creek deposit. Drilling of a single deep drill hole conducted in 2022 intersected multiple strongly graphitic basement structures and weakly anomalous radioactivity of 300 cps using a handheld RS-125 scintillometer and anomalous boron values of 1,780 ppm in drill hole PLN22-029. The property and multiple interpreted EM conductors remain mainly untested.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Based on the compilation of exploration work to date, F3 Uranium geologists have identified three high priority targets (Figure 1-1):

1	JR Zone: Recent JR Zone drilling focused on defining the boundaries of mineralization but continued to yield high grade intercepts and future drilling at the zone will be aimed to further infill high-grade intercepts and continue to define the extent of mineralization, as well as to further understand the system and controls on mineralization that can be applied elsewhere on the property to develop exploration targets. Six holes that have been pre-cased in the fall of 2023 are located within and around the JR zone and will be extended in January 2024 in support of this work (Figure 1-2).

2	A1 conductor: The A1 conductor main shear zone, which hosts the JR zone, is a large structural zone and many areas along the structure remain untested. Parallel to A1, the newly defined B1 conductor has only been tested with a few holes. Targets are currently being planned on both A1 and B1 to better define and test the two large-scale conductors with hopes of discovering additional pods of mineralization or alteration zones that may lead to further target areas. Geochemistry results from the B1 area, as well as ground resistivity interpretations from the A1 and B1 areas are currently in progress which will drive exploration efforts aimed at discovering additional mineralized zones. Phase 1 of the Dias Geophysical (DIAS) 3D-DCIP ground resistivity survey is in progress, and currently focused over the B1 area.

3	B1 conductor: Recent drill hole intercepts at B1, including sandstone dissolution and silicification, as seen in PLN23-111, as well as multiple basement-hosted conductive structures related to the B1 shear system, will be used to create constrained 2D and 3D inversions to assist in the winter 2024 drill targeting. PLN23-111 was drilled approximately 200 m grid north of PLN23-093 where significant boron values were reported and cored a significant section of intensely brecciated, faulted and clay altered Athabasca Sandstone. Beneath this layer, the drill intersected the B1 shear zone, in basement rock characterized by strong graphitic and clay alteration. This is indicative of significant reactivated structures favorable for hosting uranium mineralization. In addition to strong silicification and dissolution in the overlying sandstone of the area, the B1 conductor corridor will be a priority drill target for future programs.

Additional targets on the Property include radioactivity anomalies, strongly graphitic basement structures, and multiple untested EM conductors identified at the Broach and Minto properties, and these will be explored at a regional scale.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 1-1:	PLN Winter 2024 Exploration Target Map

JR Zone Map
JR Zone Winter 2023 Mineralized Outline (>0.05 wt% U3O8)
PLN23-085
PLN23-082
PLN23-089
PLN14-019
PLN23-087
PLN23-091
PLN23-072
6,410,000 mN
PLN23-100
PLN23-113
A1 MSZ Shear Zone
PLN23-075
6,409,000 mN
PLN23-095
PLN23-078
B1 MSZ Shear Zone
PLN23-115
PLN23-111
PLN23-102
PLN23-105
6,408,000 mN
PLN23-107
PLN23-093
589,000 mE
590,000 mE
JR Zone
Map Location
PLN
955
Patterson Lake Corridor
Spitfire
Arrow
Triple R
6,410,000 mN
6,400,000 mN
600,000 mE
590,000 mE
LEGEND
PLN Property
Lake
River
Athabasca Basin Margin
EM Conductors
Shear Zone
Previous DDH Location
Weak Uranium Mineralization (Basement)
JR Zone >0.05 wt% U3O8 outline at the end of Winter Drilling
Fall 2023 DDH Location
Proposed 2024 DDH Location
A1 MSZ Shear Zone Downhole Assay >0.05 wt% U3O8 Intersection in Drill Hole
A1 MSZ Shear Zone Radioactive Intersection in Drill Hole (>300cps)
B1 MSZ Shear Zone Radioactive Intersection in Drill Hole (>300cps)
N
0 200 400 600
Metres
SLR
F3 URANIUM
F3 Uranium Corp.
Patterson Lake North Project
Northern Saskatchewan, Canada
PLN Winter 2024
Exploration Target Map

Source: F3 Uranium, 2023.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 1-2:	PLN JR Zone Winter 2024 Drill Hole Exploration Map

A1 MSZ
Shear Zone
PLN23-101
PLN23-110
PLN23-114
PLN23-109
PLN23-108
PLN23-103
PLN23-112
PLN23-104
PLN23-106
PLN23-083
PLN23-097
PLN23-086
PLN23-079
PLN23-081
PLN23-073
PLN23-068
PLN23-074
PLN23-077
PLN23-096
PLN23-084
PLN23-094
PLN23-098
PLN23-090
PLN23-069
PLN23-067
PLN23-070
PLN23-063
PLN23-080
PLN23-092
PLN23-099
PLN23-065
PLN23-064
PLN23-066
PLN23-088
PLN23-071
PLN23-076
PF-090N-1A
PF-000-1A
PF-045S-1A
PF-075S-1A
PF-045S-2A
PF-150S-1A
587,700 mE
587,800 mE
587,900 mE
6,410,800 mN
6,410,700 mN
120N
105N
90N
75N
60N
45N
30N
15N
00N
15S
30S
45S
60S
75S
120S
135S
150S
165S
180S
195S
210S
225S
240S
N
0
25
50
Metres
JR Zone
Map Location
PLN
6,410,000 mN
6,400,000 mN
600,000 mE
590,000 mE
955
Patterson Lake Corridor
Spitfire
Arrow
Triple R
LEGEND
PLN Property
Lake
River
Athabasca Basin Margin
EM Conductors
A1 Main Shear Zone (MSZ)
Previous DDH Location
Fall 2023 DDH Location
Proposed 2024 DDH Location
>0.05% wt% U3O8
Hand-held Spectrometer Results
> 65535
9999 - 65535
5000 - 9999
2500 - 5000
1000 - 2500
500 - 1000
300 - 500
SLR
F3 URANIUM
F3 Uranium Corp.
Patterson Lake North Project
Northern Saskatchewan, Canada
PLN JR Zone Winter 2024
Drill Hole Exploration Map

Source: F3 Uranium, 2023.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

2.0	Introduction

SLR International Corporation (SLR) was retained by F3 Uranium Corp. (F3 Uranium or the Company) for the completion of a NI 43-101 Technical Report (the Technical Report) on the Patterson Lake North (PLN) Project, located in northern Saskatchewan, Canada. The PLN Project comprises three properties: the PLN Property, which includes the JR Zone, the Minto Property (Minto), and the Broach Property (Broach), collectively, the Properties.

F3 Uranium (formerly Fission 3.0 Corp) was incorporated in October 2013 as a fully owned subsidiary of Fission Uranium Corp. (Fission Uranium). In November 2013, Fission 3.0 Corp. completed a plan of arrangement involving Alpha Mineral Inc. (Alpha) and Fission Uranium pursuant to which Fission Uranium acquired Alpha’s Minerals’ 50% interest in the Patterson Lake South (PLS) project. As a result of the transaction, certain properties and assets of Fission Uranium, including the PLN Project, became assets of F3 Uranium. F3 Uranium is no longer a wholly owned subsidiary of Fission Uranium.

The Company’s principal business activity is the acquisition and development of exploration and evaluation assets. To date, the Company has not generated revenues from operations and is considered to be in the exploration stage. F3 Uranium holds a 100% interest in the PLN Project located in the western Athabasca Basin in northern Saskatchewan. The Project consists of 40 mineral claims covering an area of 39,946 ha.

Exploration has been carried out on the PLN Property since 2005 by F3 Uranium and its predecessors. In 2013, GeoVector Management, Inc. completed a NI 43-101 Technical Report on the PLN Project in support of an application by Fission 3.0 Corp. for a listing on the Toronto Stock Exchange (TSX) Venture Exchange.

This Technical Report, which incorporate the results of drilling at the Project completed by F3 Uranium during 2022 and 2023, conforms to NI 43-101 Standards of Disclosure for Mineral Projects and supersedes the previous technical report.

2.1	Sources of Information

Sources of information and data contained in this Technical Report or used in its preparation are from publicly available sources in addition to confidential information owned by F3 Uranium including that of past property owners.

This Technical Report was prepared by Mark B. Mathisen, C.P.G., SLR Principal Geologist.

Mr. Mathisen visited the Property on August 29, 2023. Mr. Mathisen toured the operational areas and camp offices, inspected various parts of the Property, examined core from several drill holes, visited active drill sites and infrastructure, reviewed logging and sampling methods, and conducted discussions with F3 Uranium Project geologists on the current and future plans of operations. Mr. Mathisen is a Qualified Person (QP) in accordance with NI 43-101 and is responsible for all sections of this Technical Report.

During the preparation of this Technical Report, discussions were held with the following F3 Uranium personnel:

●	Sam Hartman, P.Geo., Vice President Exploration, F3 Uranium

●	Erik Sehn, GIT, Project Manager, F3 Uranium

●	Kodi Bowman, EPT, Environment, Health and Safety Officer, F3 Uranium

●	Tony Gonzales, Senior Technical Consultant, F3 Uranium

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

●	Reid Stanger, Geotechnical Analyst, F3 Uranium

●	Victor Mitchell, Geotechnical Consultant GIS/Data Management/Research, F3 Uranium

The documentation reviewed, and other sources of information, are listed at the end of this Technical Report in Section 27 References.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

2.2	List of Abbreviations

Units of measurement used in this Technical Report conform to the metric system. All currency in this Technical Report is US dollars (US$) unless otherwise noted.

μ	micron	kVA	kilovolt-amperes
μg	microgram	kW	kilowatt
a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
Btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	m3/h	cubic metres per hour
d	day	mi	mile
dia	diameter	min	minute
dmt	dry metric tonne	μm	micrometre
dwt	dead-weight ton	mm	millimetre
°F	degree Fahrenheit	mph	miles per hour
ft	foot	MVA	megavolt-amperes
ft2	square foot	MW	megawatt
ft3	cubic foot	MWh	megawatt-hour
ft/s	foot per second	oz	Troy ounce (31.1035g)
g	gram	oz/st, opt	ounce per short ton
G	giga (billion)	ppb	part per billion
Gal	Imperial gallon	ppm	part per million
g/L	gram per litre	psia	pound per square inch absolute
Gpm	Imperial gallons per minute	psig	pound per square inch gauge
g/t	gram per tonne	RL	relative elevation
gr/ft3	grain per cubic foot	s	second
gr/m3	grain per cubic metre	st	short ton
ha	hectare	stpa	short ton per year
hp	horsepower	stpd	short ton per day
hr	hour	t	metric tonne
Hz	hertz	tpa	metric tonne per year
in.	inch	tpd	metric tonne per day
in2	square inch	US$	United States dollar
J	joule	USg	United States gallon
k	kilo (thousand)	USgpm	US gallon per minute
kcal	kilocalorie	V	volt
kg	kilogram	W	watt
km	kilometre	wmt	wet metric tonne
km2	square kilometre	wt%	weight percent
km/h	kilometre per hour	yd3	cubic yard
kPa	kilopascal	yr	year

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

3.0	Reliance on Other Experts

This Technical Report has been prepared by SLR for F3 Uranium. The information, conclusions, opinions, and estimates contained herein are based on:

●	Information available to SLR at the time of preparation of this Technical Report.

●	Assumptions, conditions, and qualifications as set forth in this Technical Report.

For the purpose of this Technical Report, SLR has relied on ownership information provided by F3 Uranium in the form of a series of Mineral Claim Disposition Abstracts from the Mineral Administration Registry of Saskatchewan (MARS) dated December 5, 2023. SLR has not researched property title or mineral rights for the PLN Property and expresses no opinion as to the ownership status of the property.

The SLR QP has taken all appropriate steps, in his professional opinion, to ensure that the above information from F3 Uranium is sound.

Except for the purposes legislated under provincial securities laws, any use of this Technical Report by any third party is at that party’s sole risk.

3-1

F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

4.0	Property Description and Location

4.1	Location

The PLN, Minto, and Broach properties are located in northern Saskatchewan, approximately 550 km north-northwest of the city of Prince Albert and 150 km north of the community of La Loche (Figure 4-1)

The PLN Property comprises two adjacent mineral claims in northern Saskatchewan, approximately 170 km northeast of Fort McMurray, Alberta, and 150 km north of La Loche, Saskatchewan (Figure 4-1). PLN is accessible by vehicle via the all-weather gravel Highway 955, which bisects the PLN Property from north to south.

The approximate centre of the PLN Property has the following coordinates:

●	Universal Transverse Mercator (UTM): 592,383 mE, 6,409,215 mN (NAD83 UTM Zone 12N)

●	Geographic: 57°48′ 55.3″ N latitude and 109° 26′ 42″ W longitude

The PLN Property lies within the 1:50,000 scale NTS map sheets 74F/14 (Murison Lake) and 74F/13 (Smart Lake). It has a roughly rectangular shape and spans approximately 11 km east- west and approximately four kilometres north-south. The approximate centre of the JR Zone has the UTM coordinates 587,826 mE, 6,410,763 mN (NAD83 UTM Zone 12N).

The Minto Property consists of 23 adjacent mineral claims in northern Saskatchewan, about 180 km northeast of Fort McMurray and 160 km north of La Loche (Figure 4-1). Minto is accessible by vehicle along the all-weather gravel Highway 955, which runs through the Minto Property from north to south.

The approximate centre of the Minto Property has the following coordinates:

●	UTM: 594,820 mE, 6,421,137 mN (NAD83 UTM Zone 12N)

●	Geographic: 57°55′ 18.8″ N latitude and 109° 23′ 57.3″ W longitude

The Minto Property is located within the 1:50,000 scale NTS map sheets 74F/13 (Smart Lake), 74F/14 (Murison Lake) and 74K/03 (James Creek). It has an irregular but roughly rectangular shape and extends approximately 14 km east-west at its widest and approximately 20 km north- south.

The Broach Property comprises 15 adjacent mineral claims in northern Saskatchewan, about 165 km northeast of Fort McMurray and 140 km north of La Loche (Figure 4-1). Broach is accessible by vehicle via the all-weather gravel Highway 955, which passes approximately two kilometres west of the Property’s centre from north to south.

The approximate centre of the Broach Property has the following coordinates:

●	UTM: 596,298 mE, 6,402,655 mN (NAD83 UTM Zone 12N)

●	Geographic: 57° 45′ 20.3″ N latitude and 109° 23′ 54.3″ W longitude

The Broach Property lies within the 1:50,000 scale NTS map sheets 74F/13 (Smart Lake), 74F/14 (Murison Lake) and 74F/11 (Forrest Lake). It has an irregular shape and at its widest extends for about 17 km east-west and for about 17 km north-south.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 4-1:	Location Map

NORTHWEST TERRITORIES
200,000 mE
400,000 mE
600,000 mE
6,600,000 mN
6,400,000 mN
6,200,000 mN
6,000,000 mN
Fort Smith
Fort Chipewyan
Fort McMurray
Uranium City
Fond-du-Lac
Stony Rapids
Lake Athabasca
Patterson Lake North, Minto and Broach Property Locations
Wollaston Lake
Wollaston Lake
Reindeer Lake
Cree Lake
ALBERTA
SASKATCHEWAN
MANITOBA
La Loche
Churchill Lake
Buffalo Narrows
Patuanak
Île-à-la-Crosse
Pinehouse Lake
Stanley Mission
Lac La Ronge
La Ronge
Deschambault Lake
Southend Reindeer
Sandy Bay
Pelican Narrows
Lynn Lake
Leaf Rapids
Pukatawagan
Snow
Lac La Biche
Cold Lake
Bonnyville
St Paul
Meadow Lake
Project Area
Saskatoon
SASKATCHEWAN
NT
MB
AB
Legend:
Property Boundary
Major City
City
Provincial Boundary
Highway
Lake
River
Highway
N
0
5
10
Kilometres
SLR
F3 URANIUM
F3 Uranium
Patterson Lake North Property (PLN)
Northern Saskatchewan, Canada
Property Geology Map

Source: F3 Uranium.

4-2

F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

4.2	Land Tenure

The PLN Property consists of two contiguous mineral claims covering an area of 4,074 ha (Figure 4-2). The JR Zone discovery is located on claim S-113283. Table 4-1 lists the relevant tenure information for the PLN Property.

Table 4-1:	Land Tenure – Patterson Lake North

Claim	Effective Date	Anniversary Date	Good Standing Date	Area (ha)	Status
S-113283	2-Aug-2023	2-Aug-2024	31-Oct-2031	1,835	Active
S-113285	2-Aug-2023	2-Aug-2024	31-Oct-2028	2,239	Active

Source: MARS Database (August 31, 2023)

The PLN Property and component claims are defined as electronic mineral claim parcels within the Mineral Administration Registry of Saskatchewan (MARS). As of the effective date of this Technical Report, the two mineral claims comprising the PLN Property are in good standing and are registered in the name of F3 Uranium Corp. As of August 31, 2023, assessment credits totaling $581,881 were available for claim renewal. Assessment credits totaling $101,850 are required to renew the Property claims upon their respective annual anniversary dates. In the absence of sufficient assessment credits, there is a provision in Saskatchewan to keep the claims in good standing by making a deficiency payment or a deficiency deposit.

The Minto Property consists of 23 mostly contiguous mineral claims covering an area of 19,864 ha (Figure 4-2). Table 4-2 lists the relevant tenure information for the Minto Property.

Table 4-2:	Land Tenure – Minto Property

Claim	Effective Date	Anniversary Date	Good Standing Date	Area (ha)	Status
MC00008851	17-Oct-2017	17-Oct-2023	15-Jan-2027	66	Active
MC00008852	17-Oct-2017	17-Oct-2023	15-Jan-2027	132	Active
MC00008854	17-Oct-2017	17-Oct-2023	15-Jan-2027	50	Active
MC00008860	17-Oct-2017	17-Oct-2023	15-Jan-2027	50	Active
MC00008863	17-Oct-2017	17-Oct-2023	15-Jan-2027	66	Active
MC00008865	17-Oct-2017	17-Oct-2023	15-Jan-2027	261	Active
MC00008866	17-Oct-2017	17-Oct-2023	15-Jan-2027	86	Active
MC00008867	17-Oct-2017	17-Oct-2023	15-Jan-2027	151	Active
MC00008870	17-Oct-2017	17-Oct-2023	15-Jan-2027	279	Active
MC00008871	17-Oct-2017	17-Oct-2023	15/Jan/2033	333	Active
MC00008875	17-Oct-2017	17-Oct-2023	15/Jan/2033	394	Active
MC00008886	17-Oct-2017	17-Oct-2023	15-Jan-2027	728	Active
MC00008890	17-Oct-2017	17-Oct-2023	15-Jan-2027	2,423	Active
MC00010291	11-Dec-2017	11-Dec-2023	11-Mar-2027	661	Active

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Claim	Effective Date	Anniversary Date	Good Standing Date	Area (ha)	Status
MC00010292	11-Dec-2017	11-Dec-2023	11-Mar-2027	132	Active
MC00010293	11-Dec-2017	11-Dec-2023	11-Mar-2027	961	Active
MC00010294	11-Dec-2017	11-Dec-2023	11-Mar-2027	398	Active
MC00010296	11-Dec-2017	11-Dec-2023	11-Mar-2027	530	Active
S-107376	21-Jul-2004	20-Jul-2024	18-Oct-2027	3,514	Active
S-107426	21-Jul-2004	20-Jul-2024	18-Oct-2027	4,571	Active
S-107432	29-Sep-2004	28-Sep-2023	27 Dec 2030	1,599	Active
S-107851	26-Nov-2004	25-Nov-2023	23-Feb-2031	377	Active
S-107852	26-Nov-2004	25-Nov-2023	23-Feb-2028	2,102	Active

Source: MARS Database (2023, August 31)

The Minto Property and component claims are defined as electronic mineral claim parcels within the Mineral Administration Registry of Saskatchewan (MARS). As of the effective date of this Technical Report, all 23 mineral claims comprising the Minto Property are in good standing and are all registered in the name of F3 Uranium Corp. As of August 31, 2023, assessment credits totaling $1,648,939 were available for claim renewal. Assessment credits totaling $419,596 are required to renew the Minto Property claims upon their respective annual anniversary dates. In the absence of sufficient assessment credits, there is a provision in Saskatchewan to keep the claims in good standing by making a deficiency payment or a deficiency deposit.

The Broach Property consists of 15 mostly contiguous mineral claims covering an area of 16,008 ha (Figure 4-2). Table 4-3 lists the relevant tenure information for the Broach Property.

Table 4-3:	Land Tenure – Broach Property

Claim	Effective Date	Anniversary Date	Good Standing Date	Area (ha)	Status
MC00008878	17-Oct-2017	17-Oct-2023	15/Jan/2033	120	Active
MC00008879	17-Oct-2017	17-Oct-2023	15/Jan/2033	556	Active
MC00008882	17-Oct-2017	17-Oct-2023	15/Jan/2033	48	Active
MC00008885	17-Oct-2017	17-Oct-2023	15/Jan/2032	279	Active
MC00008889	17-Oct-2017	17-Oct-2023	15/Jan/2033	98	Active
MC00008894	17-Oct-2017	17-Oct-2023	15/Jan/2033	16	Active
MC00009664	15-Nov-2017	15-Nov-2023	13/Feb/2033	97	Active
MC00009665	15-Nov-2017	15-Nov-2023	13/Feb/2033	65	Active
MC00010300	11-Dec-2017	11-Dec-2023	11/Mar/2033	147	Active
MC00013689	28-Feb-2020	28-Feb-2024	29/May/2031	3,409	Active
S-107433	21-Jul-2004	20-Jul-2024	18/Oct/2031	2,253	Active
S-107853	26-Nov-2004	25-Nov-2023	23/Feb/2032	2,608	Active

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Claim	Effective Date	Anniversary Date	Good Standing Date	Area (ha)	Status
S-112223	18-Jan-2012	17-Jan-2024	17/Apr/2031	2,092	Active
S-113282	2-Aug-2023	2-Aug-2024	31/Oct/2031	1,923	Active
S-113284	2-Aug-2023	2-Aug-2024	31/Oct/2028	2,295	Active

Source: MARS Database (2023, August 31)

The Broach Property and component claims are defined as electronic mineral claim parcels within the Mineral Administration Registry of Saskatchewan (MARS). As of the effective date of this Technical Report, all 15 mineral claims comprising the Broach Property are in good standing and are all registered in the name of F3 Uranium Corp. As of August 31, 2023, assessment credits totaling $2,518,957 were available for claim renewal. Assessment credits totaling $351,828 are required to renew the Property claims upon their respective annual anniversary dates. In the absence of sufficient assessment credits, there is a provision in Saskatchewan to keep the claims in good standing by making a deficiency payment or a deficiency deposit.

Any surface facilities and mine workings constructed would be located on Provincial lands. The right to use and occupy Provincial lands is acquired under a surface lease from the Province of Saskatchewan. A claim in good standing can be converted to a lease upon application and with the completion of a boundary survey. Leases are for a term of ten years and are renewable. A lease grants the holder the exclusive right to explore for, mine, recover, and dispose of any minerals within the lease lands. Annual expenditures of the lease for years 1 to 10 are C$25/ha, C$50/ha for years 11 to 20, and C$75/ha annually thereafter. A surface lease is for a maximum of thirty-three years.

To maintain the Property in good standing, exploration on the Property with annual expenditures of C$15/ha to C$25/ha is required.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 4-2:	Land Tenure

F3 Uranium
Patterson Lake North Property (PLN)
Northern Saskatchewan, Canada
Land Tenure Map
Legend:
Patterson Lake North Property
100% F3 Uranium Corp.
Minto Property
100% F3 Uranium Corp.
Broach Property
100% F3 Uranium Corp.
S-107433 Claim Number
Lake
River
Highway
Topography
074F12
NTS (1: 50,000)
0
5
10
Kilometres
SLR
F3 URANIUM
N
074K04
074K03
074F13
074F14
074F12
074F11
6,430,000 mN
6,420,000 mN
6,410,000 mN
6,400,000 mN
6,390,000 mN
590,000 mE
600,000 mE
610,000 mE
MC00010296
MC00010293
MC00010294
MC00010291
MC00010292
MC00008867
MC00008890
S-107376
S-107851
MC00008854
MC00008860
MC00008863
MC00008851
MC00008866
MC00008865
MC00008852
MC00008870
MC00008886
MC00008871
MC00008875
MC00008878
MC00009664
MC00009665
MC00008894
MC00008882
MC00008889
MC00013689
MC00008885
MC00008879
MC00010300
S-107852
S-107426
S-107432
S-113283
S-113285
S-113282
S-113284
S-107853
S-107433
S-112223
Murison Lake
Minto Lake
Harrison Lake
Hodge Lake
Broach Lake
Patterson Lake
955

Source: F3 Uranium.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

4.3	Required Permits

Permits for timber removal, work authorization, temporary work camp permits, shore land alteration, and road construction are required for most exploration programs from the Saskatchewan Ministry of Environment and Saskatchewan Water Security Agency. Necessary permits are listed:

●	Surface Exploration Permit - general use permit, which lists all the rules and regulations to be followed.

●	Forest product permit if trees are to be cut.

●	Aquatic Habitat Protection Permit.

●	Camp permit if there will be a camp on the Property.

●	Term Water Rights License - water use permit(s) for camp use and drilling use

If any exploration work crosses or includes work on water bodies, streams, and rivers, the Department of Fisheries and Oceans and the Coast Guard-Transport Canada must be notified. Ice/snow bridges and clear-span bridges do not require approval from the Coast Guard

There are no significant factors or risks known that may affect access, title, or the right or ability to perform work on the Property.

4.4	Encumbrances

SLR is not aware of any significant encumbrances to the Project including current and future permitting requirements and associated timelines, permit conditions, and violations and fines.

SLR is not aware of any environmental liabilities on the Property. F3 Uranium has all required permits to conduct the proposed work on the Properties. SLR is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the Property.

No obvious disturbance was noted during the site inspection, except for cut lines for geophysical work, drill pads, and drill roads.

4.5	Royalties

There are no royalties associated with the properties.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

The PLN, Minto, and Broach properties are located approximately 165 km northeast of Fort McMurray, Alberta. The Properties can be accessed via air charter from Fort McMurray or by all-weather gravel road along Highway 955 (Cluff Lake Mine Road) about 160 km north of La Loche, Saskatchewan. Highway 955 bisects the Properties in a north-south direction. Two four- wheel drive roads branch off from Highway 955 allowing access to the east and west halves of the Properties.

La Loche is a remote community in the boreal forest region of northwestern Saskatchewan. It has a population of 2,514 people and offers some basic services such as temporary accommodations, fuel, and emergency medical services (Statistics Canada, 2021).

The nearest major city to La Loche is Fort McMurray, Alberta, which has an urban population of approximately 76,000 people and offers a greater range of services and facilities (Wood Buffalo Municipal Census, 2021). Fort McMurray also has an international airport that can accommodate fixed-wing aircraft and helicopters for charter.

The driving distance between Fort McMurray and La Loche varies depending on the season. During the winter, when the ice roads are open, the fastest route is via AB-881 and SK-956. During the summer, when the ice roads are closed, the access route is via Highway 155, which is considerably slower than in the winter.

La Loche can also be accessed from Saskatoon, the largest city in Saskatchewan with a population of about 266,141 people (Statistics Canada, 2021). Saskatoon has an international airport that can accommodate fixed-wing aircraft and helicopters for charter. The driving distance between Saskatoon and La Loche is approximately 600 km via routes SK-155 and SK-55. La Loche can also be accessed from Saskatoon by air. There are several charter companies that operate flights between the two locations.

5.2	Climate

The PLN Project is located within the mid-boreal upland ecoregion, located approximately 125 km south-southeast of Lake Athabasca in Saskatchewan, situated within the Boreal Shield Ecozone (Smith et al., 1998).

The climate in this ecoregion exhibits distinctive seasonal variations, characterized by extended cold winters and comparatively brief, warmer summers. Summers typically span from June to August, offering a relatively short period of warm weather. Winters, on the other hand, extend from November to March, constituting a lengthy cold season (Padbury et al., 1998).

Snow cover significantly influences this region’s climate. It blankets the landscape for an extensive period, lasting six to seven months from November to April. This prolonged snow cover profoundly shapes the ecosystem and environmental processes within the ecoregion (Marshall and Schutt, 1999).

The climate of the mid-boreal upland ecoregion aligns with a boreal or subarctic ecoclimate classification. This classification is characterized by extended, cold winters and comparatively brief, warmer summers. The environmental dynamics associated with this classification play a crucial role in defining the region’s unique ecological characteristics (Marshall and Schutt, 1999).

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

The three closest Environment Canada weather stations’ climatic data are included in Table 5-1.

Table 5-1:	Climatic Data – Cluff Lake, Fort Chipewyan, and Fort MacKay

	Cluff Lake, SK 58° 22′ N 109° 31′ W	Fort Chipewyan, AB 58° 46′ N 111° 07′ W	Fort Mackay, AB 56° 58′ N 111° 27′ W
Mean January Temperature	-20.4°C	-21.9°C	-21.0°C
Mean July Temperature	16.9°C	17.0°C	17.0°C
Extreme Maximum Temperature	36.0°C	34.7°C	37.0°C
Extreme Minimum Temperature	-49.0°C	-50.0°C	-50.6°C
Annual Precipitation	451.0 mm	365.7 mm	414.0 mm
Annual Rainfall	319.3 mm	250.4 mm	302.3 mm
Annual Snowfall	162.8 cm	116.9 cm	133.8 cm

Source: Ghaffari et al., 2023

5.3	Local Resources

Various services are available at La Loche, Saskatchewan, including temporary accommodations, fuel, and emergency medical services. A greater range of services is available at Fort McMurray, Alberta. Fixed-wing aircraft are available for charter at Fort McMurray, and Buffalo Narrows, La Loche, and La Ronge, Saskatchewan. Helicopters are available for charter at Fort McMurray and La Ronge.

5.4	Infrastructure

With the exception of the all-weather, gravel road Highway 955, there is no permanent infrastructure at the Properties. Field operations are currently conducted from the Big Bear Camp located approximately five kilometres southwest of the Properties. The Property has sufficient space for an open pit or underground mining operation including space for waste rock piles and tailings facilities. Water is readily available. A surface lease would be required from the Provincial government in advance of construction of permanent surface facilities on the Property.

5.5	Physiography

The topography of northern Saskatchewan is characterized by low hills, ridges, drumlins, and eskers, with lakes and muskeg common in the low-lying areas. Outcrop of the underlying Athabasca sandstone and basement rocks is rare. Numerous lakes and ponds generally show a northeasterly elongation imparted by the most recent glaciation. The elevation in the area varies between approximately 500 metres above sea level (MASL) and 565 MASL.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

The soils in this region are predominantly loamy and grey, leading to the growth of relatively taller trees compared to the nearby Shield region. Common tree species found in this area include aspen, white spruce, jack pine, black spruce, and tamarack.

The diverse wildlife in this region includes moose, woodland caribou, mule deer, white-tailed deer, elk, black bear, timber wolf, and beaver. The avian population encompasses species such as the white-throated sparrow, American redstart, bufflehead, ovenbird, and hermit thrush.

Furthermore, the aquatic ecosystem is rich and includes fish species such as northern pike, pickerel, whitefish, lake trout, rainbow trout, and perch.

5-3

F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

6.0	History

6.1	Prior Ownership

F3 Uranium (formerly Fission 3.0 Corp) was incorporated in October 2013 as a fully owned subsidiary of Fission Uranium Corp. (Fission Uranium). In November 2013, Fission 3.0 Corp. completed a plan of arrangement involving Alpha Mineral Inc. (Alpha) and Fission Uranium pursuant to which Fission Uranium acquired Alpha’s 50% interest in the Patterson Lake South (PLS) project. As a result of the transaction, certain properties and assets of Fission Uranium, including the PLN Project, became assets of Fission 3.0 Corp, now F3 Uranium. F3 Uranium is no longer a wholly owned subsidiary of Fission Uranium. A summary of ownership is presented in Table 6-1.

6-1

F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Table 6-1:	Summary of Ownership

Date Range	Company / Companies	Historic Property	Property (PLN, Broach, Minto)	Ownership Details	Comments
1969	Wainoco Oil & Chemicals Ltd.	Permit 1	Broach	100%	77,700 hectares
1969	Bow Valley Land Co. Ltd.	Permit 2	All	100%
1968-1969	A. R. Babchuk / Taneloy Mines Ltd.	Permit 2	Minto	unknown	77,700 hectares / option agreement for Taneloy Mines Ltd. to earn-in
1974	Uranerz Exploration and Mining Ltd.	Disposition #2, Disposition #3	Broach	unknown	Each disposition 51,800 hectares
1976-1982	Saskatchewan Mining & Development Corp. / Imperial Oil Ltd.	Permit 16 - Derkson Project	All	50% SMDC / 50% Imperial Oil joint venture	52,836 hectares
1976-1982	Saskatchewan Mining & Development Corp. / Hudson Bay Exploration Development Company Ltd.	Permit 16 - Harrison Project	All	50% SMDC / 50% HBED joint venture	24,864 hectares
1977-1981	Imperial Oil Ltd. / Saskatchewan Mining & Development Corp.	Permit 2	Minto	66.67% Imperial Oil / 33.33% SMDC joint venture	74,120 hectares / Permit was transferred to Esso Canada Ltd. - date unknown
1976-1981	Canadian Occidental Petroleum Ltd.	CLU Property (CBS 4745, 4746, 4747, 4748, 4749, 4750, 4816, 4817)	Broach	100%	33,710 hectares
1988-1998	Cogema Resources Inc. (Amok Ltd.) / Power Reactor and Nuclear Fuel Development Corp.	Beatty River Project (7 claims)	Minto	Transferred Cogema to Amok 1989. Amok 50% / PNC 50% joint venture	7 claims = 20,400 hectares / converted from Permits MPP 1162, 1163
2006-2009	Titan Uranium Inc.	Castle South Project (10 claims)	Minto	100%	10 claims = 33,000 hectares / carried interest 10%, NSR 2%

6-2

F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Date Range	Company / Companies	Historic Property	Property (PLN, Broach, Minto)	Ownership Details	Comments
2004-2008	ESO Uranium Inc.	Hook Lake Project	Broach & Minto	100%	10 claims = 52,716 hectares
2004-2007	Strathmore Minerals Corp.	Patterson Lake Property	All	100%	9 claims = 25,316 hectares
2007-2013	Fission Energy Corp.	Patterson Lake Property	All	100%	9 claims = 25,316 hectares; 1 claim = 2,092 hectares added Jan 2012
2013-2013	Fssion Uranium Corp.	Patterson Lake Property	All	100% / 50% earn-in agreement with Azincourt Resources Inc.	10 claims = 27,408 hectares
2013-2017	Fission 3.0 Corp.	Patterson Lake Property	All	100% / 50% earn-in agreement with Azincourt Resources Inc.	10 claims = 27,408 hectares
2017-2019	Fission 3.0 Corp.	Patterson Lake Property	All	100% / 50% earn-in agreement with Azincourt Resources Inc.	37 claims = 39,946 hectares (27 claims = 9,129 hectares added Oct-Dec 2017)
2019-2023	Fission 3.0 Corp.	Patterson Lake Property	All	100%	37 claims = 39,946 hectares / Azincourt Resources Inc. agreement terminated Mar 29, 2019
2023	F3 Uranium Corp.	Patterson Lake Property	All	100%	37 claims = 39,946 hectares (corporate name change Jan 31, 2023)
2023	F3 Uranium Corp.	PLN, Broach, Minto Properties	All	100%	Three-way property split. PLN 2 claims = 4,074 hectares. Broach 15 claims = 16,008 hectares. Minto 23 claims = 19,864 hectares

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

6.2	Exploration and Development History

This section includes a summary of historical exploration programs in the vicinity of the Properties. The programs covered areas that intersected the current Property claims. A high level summary of historical exploration programs in the vicinity of the Properties is presented in Table 6-2.

6.2.1	Wainoco Oil and Chemicals Ltd. (1969)

In 1969, Wainoco Oil and Chemicals Ltd. conducted uranium exploration in the PLN property area. They employed an airborne magnetic and radiometric survey to detect magnetic and radioactive anomalies indicative of uranium mineralization. Additionally, they performed an air photo mosaic analysis to map drainage areas and lineaments, aiming to identify potential uranium deposits; however, the exploration did not yield evidence of uranium mineralization at depth.

6.2.2	Bow Valley Land Co. Ltd. (1969)

Bow Valley Land Co. Ltd. conducted uranium exploration in the PLN property area in 1969. Their methods included an airborne magnetic and radiometric survey, aiming to detect anomalies indicative of uranium. They also used photogeologic mapping to analyze surface geology and the extent of Athabasca Basin sediments. Ground inspection of prospective airborne radiometric anomalies was another method employed; however, they did not find evidence of uranium mineralization at depth.

6.2.3	Taneloy Mines Ltd. (1969)

Taneloy Mines Ltd. engaged in uranium exploration in the PLN property area in 1969. Their methods encompassed an airborne radiometry survey to detect elevated radioactivity areas, hydro-geochemical sampling to analyze water samples for uranium and other elements, and geological ground reconnaissance and mapping to identify bedrock geology. Despite these efforts, no evidence of uranium mineralization at depth was found.

6.2.4	Uranerz Exploration and Mining Ltd. (1974)

Uranerz Exploration and Mining Ltd. conducted uranium exploration in the PLN property area in 1974. Their methods included radiometric prospecting and mapping, with a focus on identifying anomalies associated with potential uranium deposits. They also carried out a lake sediment sampling program to assay samples for uranium and other elements. Despite these efforts, they did not discover significant uranium anomalies.

6.2.5	Saskatchewan Mining & Development Corp. (1976–1980)

Saskatchewan Mining & Development Corp. (SMDC) conducted a comprehensive uranium exploration program in the PLN property area from 1976 to 1980. They utilized various methods, including an airborne INPUT electromagnetic (EM) survey to identify conductive anomalies, lake sediment sampling to assay for uranium and other elements, boulder and scintillometer prospecting, and ground very-low-frequency (VLF)-EM and time domain EM (TDEM) surveys to investigate conductive swarms. The exploration did not result in evidence of uranium mineralization at depth.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

6.2.6	Imperial Oil Ltd. (1977)

In 1977, Imperial Oil Ltd. conducted exploration in the Montgomery Lake area, focusing on copper and uranium. Their methods involved lake sampling to analyze sediments and water for copper and uranium, soil sampling and radiometric prospecting, airborne and ground surveys to study the geology. Despite their efforts, they did not find evidence of copper or uranium mineralization at depth.

6.2.7	Canadian Occidental Petroleum Ltd. (CANOXY) (1977)

CANOXY investigated uranium mineralization potential in the Patterson Lake area in 1977. They employed an airborne INPUT EM survey to determine the depth and structure of the crystalline basement. Additionally, surface sampling, including alphameter and scintillometer measurements, was conducted. However, the results did not indicate uranium mineralization at depth.

6.2.8	Canadian Occidental Petroleum Ltd. (CANOXY) (1978–1979)

In 1978 and 1979, CANOXY continued their uranium exploration efforts. They executed a diamond drilling program specifically in the south part of the PLN property at Sholte and Broach lakes. The focus was on testing the shoulders of aeromagnetic highs and interpreted structural lineaments. The diamond drilling, which totaled 2,880 m in 21 vertical holes, revealed basement rocks divided into Western granites and Eastern metamorphics. However, uranium analyses were low at less than 1.0 ppm in all holes, and no evidence of uranium mineralization at depth was found.

6.2.9	Cogema Resources Inc. (Amok Ltd.) (1990–1998)

Between 1990 and 1998, Cogema Resources Inc. (COGEMA) initiated a comprehensive exploration campaign. Their objective was to identify typical Athabasca Basin unconformity-style uranium mineralization associated with basement electromagnetic conductors indicating graphitic shear zones within pelitic metasedimentary rock units. They employed methods including airborne GEOTEM EM surveys, ground UTEM-III surveys, and diamond drilling. The diamond drilling was concentrated on conductive trends to the west of the PLN property. Despite these efforts, definitive evidence of uranium mineralization at depth was not established.

6.2.10	Cogema Resources Inc. (COGEMA) (2004–2005)

In 2004 to 2005, COGEMA conducted airborne geophysics surveys on their West Athabasca project in collaboration with UEX Corp. The primary aim was to detect graphitic conductors at or near the basement, associated with potential uranium mineralization. They employed the BHP-Billiton FALCON gravity system, including magnetics and radiometrics. These surveys covered a substantial area north of the PLN property. However, the results did not yield definitive evidence of uranium mineralization at depth.

6.2.11	Titan Uranium Inc. (TITAN) (2005–2006)

In 2005, TITAN acquired a large land position in the West Athabasca. The land position was split up into several different projects, of which the Castle South block covered the far north section of the PLN property. TITAN commenced a program of extensive airborne MEGATEM electromagnetic and magnetic surveys, contracted to Fugro Airborne Surveys Ltd. (Fugro). The Castle South Extension survey (as Fugro named it) was flown across the Castle South block. Fugro’s interpretation of the Castle South block revealed sharply contrasting strike directions in magnetic features, interpreted as right-lateral strike slip faults. The Total Energy Envelope product of the electromagnetic field correlated in some respects to magnetic lows that are thought to represent felsic lithologies in the crystalline basement. The depth of Athabasca sediments in this area hindered interpretation of the data. In April-May 2009, TITAN commissioned Patterson Geophysics Inc. to perform Pole-Pole Resistivity on four lines that covered parts of the northernmost claims at PLN. The purpose was to locate and characterize weak conductive trends interpreted from data of a MEGATEM® airborne survey and to test magnetic lineaments that are interpreted to correspond to the location of the Beatty River fault system. Zones of low apparent resistivity interpreted to have conductive basement lithology associations were detected and were consistent with the early time MEGATEM Bz08 channel data, and two of the lines displayed resistivity anomalies characteristic of an alteration chimney extending from the basement up into the overlying sandstone.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

6.2.12	ESO Uranium Corp. (2005–2007)

ESO Uranium Corp. (ESO) conducted exploration in the Hook Lake property between 2005 and 2006. The airborne MEGATEM electromagnetic and magnetic survey was designed to detect bedrock conductors associated with uranium mineralization. The survey indicated bedrock conductors occurring parallel to the north and south shores of Broach Lake. Additionally, ESO collected sandstone boulder samples for geochemical analysis, aiming to detect alteration and geochemical metal anomalies indicative of Athabasca Basin-type uranium deposits within sandstone float and outcrop. Although anomalies were detected, no clearly defined geochemical boulder train anomalies were identified, and definitive evidence of uranium mineralization at depth was not established (source: AF 74F-0016). During Feb-Mar 2007, ESO commissioned a fixed loop time-domain electromagnetic survey on the Broach Lake part of their Hook Lake claim block. The survey’s purpose was to further delineate electromagnetic conductors identified by the earlier MEGATEM airborne survey. A total of 6.5 km of TEM data was collected and indicated a shallow conductive feature dipping shallowly to the southeast.

6.2.13	Purepoint Uranium Group Inc. (PUREPOINT) (2007–2008)

During 2007 and 2008, PUREPOINT performed ground geophysical surveying on the West and Central grids of their Hook Lake project, on the southeast side of the PLN property. The 2007 ground geophysics consisted of gradient array IP/Resistivity and pole-dipole array IP/Resistivity surveys, a very small portion of which overlapped the PLN property on the southeast side of Broach Lake. The induced polarization (IP) resistivity sections were examined for Low Apparent Resistivity Chimneys (LARCs) that may represent alteration halos within sandstone overlying conductors. The 2008 ground geophysics consisted of a stepwise moving loop TEM survey carried out by Quantec Geoscience Ltd. between February 18 and March 24, 2008. A very small portion of the survey overlapped onto the southeast corner of the PLN property in the vicinity of the southeast shore of Broach Lake.

6.2.14	Strathmore Minerals Corp. (2004–2006)

Between July and November 2004, Strathmore Minerals Corp. acquired nine mineral claims totaling 25,316 ha in the Patterson Lake area. During fall 2005 and spring 2006, Aeroquest Ltd. and Fugro Airborne Surveys were contracted to conduct airborne geophysical surveys over the Patterson Lake Property. The intent of the surveys was to map conductive horizons at depth near the sub-Athabasca unconformity. The Aeroquest heli-supported AeroTEM survey covered the entire property at 300 m line-spacing for a total of 970 line-km. Based on the response from the Aeroquest survey, the Fugro MEGATEM survey covered the north claims with a total of 298 line-km.

Ground HLEM (maxmin) and Induced Polarization-Resistivity surveys targeted the results of the airborne geophysics and were carried out by Peter E. Walcott and Associates Ltd. in the spring of 2006. Three grids were established over the Grygar Lake, Hodge Lake, and A4-A1 conductor and magnetic/lithology targets, for a total of 25 km of HLEM and IP-DC Resistivity (DCRES) surveying.

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Report for NI 43-101	SLR Project No.: 138.21599.00001

6.2.15	Fission Energy Corp. (2006–2012)

In 2006, Fission Energy Corp. (FEC) absorbed the Canadian assets of Strathmore Minerals Corp., including the nine claims of the Patterson Lake Property.

Work by FEC in 2006 and 2007 included radon cup surveys and diamond drilling. The radon cup surveys were carried out by Alpha-Track Uranium Exploration Services in June and July 2007 over airborne geophysical targets, on a grid on the west side of Hodge Lake and three grids in the northern claim area. Radon cups were buried at 100 m intervals and a total of 1,893 cups were retrieved. In general, background values were very low, reflecting the deep sandstone cover in the area. In October 2007, RadonEX Ltd. was contracted to complete an Electret Ion Chamber (EIC) radon detection survey in the southern portion of the property. In total, 275 stations were recorded on a single grid. The purpose of the survey was to follow up anomalous results from the June 2007 Alpha-Track radon cup survey. The results were confirmed by the EIC survey and further orientation surveys were recommended.

In November and December 2007, Fugro conducted a MEGATEM electromagnetic and magnetic survey over the south half of the Patterson Lake Property. This survey was intended to continue coverage from the Strathmore MEGATEM survey that covered the north half of the property in 2006. In total, 749 line-km of data were collected.

Between February and April 2008, Peak Drilling Ltd. was contracted to complete nine diamond drill holes for a total of 2,795.22 m drilled on the west side of Hodge Lake and the southwest side of Harrison Lake.

In August 2012, Special Projects Inc. was commissioned to perform a high resolution airborne magnetic survey over the south part of the Patterson Lake Property. The purpose was to map geological lithologies and structure. A flight line direction of 90 degrees azimuth and 50 m line spacings were used resulting in 6,574.8 line-km of data collection.

A crew of six personnel headed by Dr. Paul Ramaekers collected B-horizon soil samples between August 9 and 22, 2012. An additional set of representative samples were taken along the Cluff Lake Road that traverses the property from south to north. A factor analysis of the 310 soil samples indicated areas anomalous in unconformity uranium indicators in areas that included a known conductive zone beneath Hodge Lake, a mineralized esker system below Broach Lake, and a weaker set of anomalies north of Hodge Lake in the ‘Conductor E’ area.

Between September and December 2012 IP-DCRES and Small Moving Loop Time Domain Electromagnetic (TDEM) surveys were carried out by Discovery International Geophysics Inc. and Patterson Geophysics Ltd., respectively. The DCRES survey comprised 30 km of data collection on grid B, while the TDEM survey totaled 69 km of SQUID (Super-conducting Quantum Interfering Devices) data collection on grids B, C, and G4. The resistivity analysis on grid B indicated a typical alteration ‘chimney’ on the west conductor, at the intersection of two interpreted structural features. The TDEM analysis indicated a very good quality conductor (A1) on grid G4, a bowl-shaped conductive feature on the grid B, and a very poor-quality conductor on grid C.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

6.2.16	Fission Uranium Corp. (Fission Uranium) (2012–2013)

In April 2013, Fission Uranium, a wholly owned subsidiary of Fission Energy Corp. (FEC), completed a plan of arrangement whereby Fission Uranium obtained certain assets of FEC including the Patterson Lake Property. The Patterson Lake Property was renamed the Patterson Lake North Property (PLN). In April 2013, Fission Uranium and Azincourt Resources Inc. (Azincourt) entered into a four-year property option agreement whereby Azincourt could earn up to a 50% interest in the PLN property, with Fission Uranium as property operator.

During August 2013, Aeroquest Airborne carried out a helicopter-borne versatile time domain electromagnetic (VTEM max) geophysical survey over the north portion of the Patterson Lake North Property. A total of 303 line-kilometers of geophysical data were acquired during the survey. Flight lines were oriented in an east-west direction and spaced at 400 m apart. The survey was successful in identifying the A4, Block A, U, and N conductor trends.

In October 2013 an Internal Field Gradient test survey was conducted by EMPulse Geophysics Ltd. in the Minto Lake area. Fifty-one stations at 100 m spacing were doubly collected on a single survey line for 5.0 line-km of coverage. Three clear gradient anomalies at stations 15, 18, and 20 were evident with a possible fourth anomaly at station 26. It appeared that the gradient anomaly at station 15 was due to a deep basement conductor while the anomalies at stations 18, 20, and 26 were structural, possibly due to faults.

6.2.17	Fission 3.0 Corp. (2013-2018)

The PLN Property became part of the Fission 3.0 Corp. (Fission 3.0) portfolio as a result of the Fission Uranium/Alpha Minerals agreement in December 2013. Fission 3.0 continued as operator of the property option agreement with Azincourt Resources Inc.

During December 2013 through to March 2014 Discovery Int’l Geophysics Inc. carried out high temperature (HT) SQUID and coil moving-loop TEM surveys over the A4 Extension, Broach Lake, and Regional Sideline grids. A total of 59.8 km of slingram moving-loop transient EM data were collected over 15 profile lines distributed among the three survey grids. The Broach Lake survey identified three weak to moderate conductors, the Regional Grid results indicated a wide complex conductor system, and the A4 Extension survey showed relatively high conductivities with shallow dips to the west.

During April to August 2014, Patterson Geophysics Inc. conducted DC resistivity surveys. In total the surveys comprised 34.0 km of pole-dipole in the Broach Lake grid area and 61.2 km of indirect pole-pole in the North Grid area. Two significant resistivity low anomalies were identified in the Broach Lake area, and also two significant resistivity anomalies in the lower sandstone bench at the North Grid.

From January to March 2014 RadonEX Ltd. conducted electret ionization chamber (EIC) radon in lake water and radon in lake sediment surveys over select geophysical targets located in the southern parts of Harrison and Hodge Lakes. At Harrison Lake, initial results were encouraging and a total of 100 radon-in-water and 10 radon-in-sediment samples were collected. At Hodge Lake a total of 120 radon-in-water and 12 radon-in-sediment samples were collected, with inconclusive results.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Table 6-2:	Summary of Exploration History at PLN Conducted by F3 and its Predecessors

Year	Assessment File	Company	F3 Uranium Property	Area	Type of Exploration Work	Work Performed	Contractor	Comments
1969	74F11-0002	Wainoco Oil & Chemicals Ltd.	Broach	south area of PLN	Airborne magnetics and radiometrics	2,032 line-km	Geo-X Surveys	To detect magnetic and radioactive anomalies that could indicate uranium mineralization
1969	74F11-0002	Wainoco Oil & Chemicals Ltd.	Broach	south area of PLN	Airphoto mosaic analysis			To delineate drainage and muskeg areas, map lineaments, and map surficial features
1969	74F11-0001	Bow Valley Land Co. Ltd.	All	south half of PLN	Airborne magnetics and radiometrics		Geo-X Surveys	To detect magnetic and radioactive anomalies that could indicate uranium mineralization
1969	74F11-0001	Bow Valley Land Co. Ltd.	All	south half of PLN	Photogeologic mapping			To map the surface geology and extent of the Athabasca Basin sediments
1969	74F11-0001	Bow Valley Land Co. Ltd.	PLN and Broach	south half of PLN	Ground inspection			Ground follow-up of prospective airborne radiometric anomalies
1969	74F14-0001	Taneloy Mines Ltd.	Minto	northeast section of PLN	Airborne radiometrics	1,050 line-km		To detect areas of elevated radioactivity that could indicate uranium mineralization
1969	74F14-0001	Taneloy Mines Ltd.	Minto	northeast section of PLN	Lake water sampling	266 lake water samples		To detect elevated uranium, copper, lead and zinc in lake water
1969	74F14-0001	Taneloy Mines Ltd.	Minto	northeast section of PLN	Geological mapping			To identify the bedrock geology and the extent of the Athabasca Basin sediments
1974	74F-0001, 74F-0005, 74F-0006	Uranerz Exploration & Mining Ltd.	Broach	southmost section of PLN	Heli-supported radiometric prospecting			To detect areas of elevated radioactivity that could indicate uranium mineralization
1974	74F-0001, 74F-0005, 74F-0006	Uranerz Exploration & Mining Ltd.	Broach	southmost section of PLN	Lake sediment sampling			To detect elevated uranium, copper, lead and zinc in lake sediments
1977	74F14-0005	Imperial Oil Ltd.	Minto	northmost section of PLN	Airborne radiometrics	154 line-km	Trigg-Woollett Associates
1977	74F14-0005	Imperial Oil Ltd.	Minto	northmost section of PLN	Lake water and sediment sampling	429 lake water samples / 391 lake sediment samples	Trigg-Woollett Associates	To detect elevated uranium and copper in lake water and sediments
1978	74F14-0006	Imperial Oil Ltd.	Minto	northmost section of PLN	Soil sampling and radiometric prospecting	82 soil samples	Trigg-Woollett Associates	To detect elevated uranium in soils
1978	74F14-0006	Imperial Oil Ltd.	Minto	northmost section of PLN	Ground gravity	58 km long profile	Trigg-Woollett Associates
1979-1981	74F14-0008, 74F14-0010	Imperial Oil Ltd.	Minto	northmost section of PLN	Diamond drilling	3 DDH for 1,416.8 m total	DW Coates Enterprises Ltd.	Drill targets on flexures in regional gravity profile
1977	74F11-0010	Canadian Occidental Petroleum Ltd.	Broach	southmost section of PLN	Airborne INPUT EM and magnetics	1,144 line-km	Fugro Airborne Surveys Ltd.	To detect electromagnetic conductors and map magnetic signatures
1977	74F11-0011	Canadian Occidental Petroleum Ltd.	Broach	southmost section of PLN	Geochemical sampling	660 soil samples, 14 bog samples, 23 lake sediment samples		To detect elevated uranium in soil, bog, and lake sediments

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Year	Assessment File	Company	F3 Uranium Property	Area	Type of Exploration Work	Work Performed	Contractor	Comments
1978-1979	74F11-0012, 74F11-0013	Canadian Occidental Petroleum Ltd.	Broach	southmost section of PLN	Diamond drilling	4 DDH for 757.7 m total	Connors Drilling Ltd. / Canadian Longyear Ltd.	Tested the shoulders of magnetic highs and interpreted structural lineaments
1977-1982	74F14-0003, 74F14-0012, 74F13-0037	Saskatchewan Mining & Development Corp.	All	south half of PLN	Airborne INPUT EM and magnetics	2,153 line-km	Fugro Airborne Surveys Ltd.	To detect electromagnetic conductors and map magnetic signatures
1979	74F13-0032	Saskatchewan Mining & Development Corp.	PLN and Minto	west-central PLN (Eastley Lake-Murison Lake)	Overburden sampling and lake sediment sampling	149 samples / 72 samples		Follow up to previous sampling work
1977	74F14-0004	Saskatchewan Mining & Development Corp.	All	south half of PLN	Lake sediment sampling	185 lake sediment samples		To detect elevated uranium, copper, nickel, and zinc in lake sediments
1980	74F14-0013	Saskatchewan Mining & Development Corp.	Minto	west-central PLN (Eastley Lake)	Airborne EM-30	250 line-km	Hudson Bay Exploration & Development Ltd.	Follow up to inconclusive INPUT results
1980	74F14-0011	Saskatchewan Mining & Development Corp.	All	south half of PLN	Boulder prospecting			To identify boulders with elevated radioactivity
1981	74F14-0014	Saskatchewan Mining & Development Corp.	PLN	west side PLN (Eastley Lake)	Ground DEEPEM	14 line-km DEEPEM	Crone Geophysics Ltd.	Ground definition of airborne electromagnetic conductors
1990	74-0010	Cogema Resources Inc.	Minto	northwest and north-central PLN	Airborne GeoTEM		Geoterrex Ltd.	To identify the occurrence and characteristics of conductive and magnetic units in the area.
1995-1998	74F14-0021, 74F14-0022	Cogema Resources Inc.	Minto	west-central PLN	Ground UTEM-III electromagnetic		Lamontange Geophysics Ltd.	Ground definition of airborne electromagnetic conductors
2004-2005	74K-0019	Cogema Resources Inc.	Minto	north section of PLN	Airborne MEGATEM	7,161 line-km	Fugro Airborne Surveys Ltd.
2004-2005	74K-0020	Cogema Resources Inc.	Minto	north section of PLN	FALCON airborne gravity, magnetics, radiometrics	6,679 line-km	BHP-Billiton Ltd. / Sander Geophysics
2005	74F-0015	Titan Uranium Inc.	Minto	north section of PLN	Airborne MEGATEM	1,955 line-km	Fugro Airborne Surveys Ltd.
2005 (Oct)		Strathmore Minerals Corp.	All	Property-wide	Airborne AeroTEM	970 line-km	Aeroquest Ltd.	to map conductive horizons at depth near the sub-Athabasca unconformity
2005-2006	74F-0016	ESO Uranium Corp.	Broach and Minto	east section of PLN	Sandstone boulder sampling	264 samples		To test for presence of alteration and geochemical metal anomalies associated with Athabasca Basin type uranium deposits within Athabasca Formation sandstone float and outcrop
2006	74F-0016	ESO Uranium Corp.	Broach and Minto	east section of PLN	Airborne MEGATEM	2,169 line-km	Fugro Airborne Surveys Ltd.	To try and detect graphitic conductors at or near the basement, known to be between 400 and 500 metres below surface from previous drilling, that could be associated with uranium mineralization.

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Report for NI 43-101	SLR Project No.: 138.21599.00001

Year	Assessment File	Company	F3 Uranium Property	Area	Type of Exploration Work	Work Performed	Contractor	Comments
2006 (May)		Strathmore Minerals Corp.	Minto	North claims	Airborne MEGATEM	298 line-km	Fugro Airborne Surveys Ltd.	follow up to results of AeroTEM survey
2006 (Apr-Jun)		Strathmore Minerals Corp.	All	Grids 2,3,4 (Hodge, Grygar, A4-A1 Grid)	ground HLEM / IP-DCRES / Grid Establishment	25 line-km / 37 line-km	Patterson Geophysics	Investigate airborne EM conductors located by Aeroquest surveys
2006 (Oct-Nov)		Fission Energy Corp.	Broach	South shore of Hodge Lake	Diamond Drilling	One drill hole, Total 306.9 m drilled	Target Drilling Inc.	Hole lost in unconsolidated sand, did not reach unconformity
2007 (Jan-Apr)		Fission Energy Corp.	PLN and Broach	South shore Hodge Lake, southwest shore Harrison Lake	Diamond Drilling	Four drill holes, Total 1,100 m drilled.	Canadian Mine Services Inc.	Hodge Lake hole lost in unconsolidated sand
2007 (Jun-Jul)		Fission Energy Corp.	All	West side Hodge Lake, northern claims	Radon cup survey	1,893 radon cups over four grids	Alpha-Track Uranium Exploration Services	Follow up to airborne geophysical targets
2007 (Oct)		Fission Energy Corp.	PLN	West side of Hodge Lake	EIC ground radon detection survey	275 points on one grid	RadonEX Ltd.	follow-up of anomalous area found by earlier radon-cup survey (Smith and Dahrouge, 2007)
2007 (Nov-Dec)		Fission Energy Corp.	All	South half of property	MegaTEM Airborne Electromagnetics/ Magnetics	749 line-km	Fugro Airborne Surveys	delineate broad conductive zones that may correspond to sub-Athabasca unconformity
2007-2008	74F11-0037, 74F11-0039	Purepoint Uranium Group Inc.	Broach	southeast section of PLN	ground IP-Resistivity survey / stepwise moving loop TEM	127 line-km / 108.5 line-km	R.J. Meikle & Associates / Quantec Geoscience Ltd.	To select target areas within extensive conductor systems indicated by previous VTEM surveys
2008 (Feb-Apr)		Fission Energy Corp.	All	Harrison and Hodge Lake areas	Diamond Drilling	2,795 m in nine holes, only six holes reached target depth	Peak Drilling Ltd.	target anomalous radon survey results and electromagnetic conductors from Megatem survey
2012 (Aug)		Fission Energy Corp	All	~70% of Property; did not survey north ~30%	SPI Detailed Airborne Magnetics/Radiom etrics	6,574.8 line-km (4,893 line-km within PLN boundaries)	Special Projects Inc.	determine lithological contacts & structural setting from magnetic data interpretation?
2012 (Aug)		Fission Energy Corp	All	Property-wide	Soil sampling B-Horizon	Six prospectors / 310 soil samples	Fission Energy Corp. (Ramaekers)	Soil sampling over previously identified EM conductors, attempt to prioritize conductors
2012 (Sep-Oct)		Fission Energy Corp	PLN and Broach	Hodge B-Grid	Ground DC Resistivity	12.5 line-km pole-dipole / 17.5 line-km pole-pole	Discovery Int’l Geophysics	Attempt to define low resistivity alteration zones associated with electromagnetic conductors
2012 (Oct-Dec)		Fission Energy Corp	All	Grid G4 (A1 conductor), Grid B, Line C	Moving Loop TDEM / Grid Establishment	69.0 line-km / 67.5 line-km	Patterson Geophysics / Big Bear Contracting Ltd.	Ground definition of airborne electromagnetic conductors
2013 (Aug)		Fission Uranium Corp	Minto	North half of property	VTEM MAX Airborne Electromagnetics	303.1 line-km	Aeroquest Airborne	delineate conductive zones

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Report for NI 43-101	SLR Project No.: 138.21599.00001

Year	Assessment File	Company	F3 Uranium Property	Area	Type of Exploration Work	Work Performed	Contractor	Comments
2013 (Oct)		Fission Uranium Corp	Minto	Regional N-Grid	MT (magneto-tellurics) Survey	Five line-km (1.6 km of which on Zadar Property)	EMPULSE Geophysics Ltd	a test magneto-tellurics survey
2013 (Nov)		Fission Uranium Corp	PLN	Southwest shore Harrison Lake	Reverse Circulation Drilling	50.3 m drilled (PLN-003)	Northspan exploration Ltd.	Unsuccessful test to drill through overburden in order to set casing ahead of diamond drilling
2013-2014 (Dec-Jan)		Fission 3.0/Azincourt	PLN and Broach	A4 Extension Grid	MLTEM / Grid Establishment	11.7 line-km / 9.5 line-km	Discovery Int’l Geophysics / Big Bear Contracting Ltd.	Ground definition of airborne electromagnetic conductors
2014 (Feb-Mar)		Fission 3.0/Azincourt	Broach	Broach Lake Grid	MLTEM / Grid Establishment	31.5 line-km / 26.7 line-km	Discovery Int’l Geophysics / Big Bear Contracting Ltd.	Ground definition of airborne electromagnetic conductors
2014 (Mar)		Fission 3.0/Azincourt	Minto	ML40 Regional Grid	MLTEM / Grid Establishment	16.6 line-km / 24.8 line-km	Discovery Int’l Geophysics / Big Bear Contracting Ltd.	Ground definition of airborne electromagnetic conductors
2014 (May-Aug)		Fission 3.0/Azincourt	Minto	Regional N-Grid	DC Resistivity pole-dipole_pole / Grid Establishment	61.2 line-km / 83 line-km	Patterson Geophysics / Big Bear Contracting Ltd.	Attempt to define low resisitivity alteration zones associated with electromagnetic conductors
2014 (Apr-May)		Fission 3.0/Azincourt	Broach	Broach Lake Grid	DC Resistivity pole-dipole / Grid Establishment	34.0 line-km / 26.5 line-km	Patterson Geophysics / Big Bear Contracting Ltd.	Attempt to define low resisitivity alteration zones associated with electromagnetic conductors
2014 (Jan)		Fission 3.0/Azincourt	PLN	Hodge Lake B-Grid	Radon Sampling	120 RIW Samples, 12 RIS samples	RadonEx	Attempt to define anomalous radon signatures over geophysical and structural targets
2014 (Jan-Mar)		Fission 3.0/Azincourt	PLN	Harrison Lake G4-Grid	Radon Sampling	100 RIW samples, 10 RIS samples	RadonEx	Attempt to define anomalous radon signatures over geophysical and structural targets
2014 (Jan-Feb)		Fission 3.0/Azincourt	PLN	G4 Grid - A1, B1 and A3 conductors	Diamond Drilling (Winter)	Nine drill holes planned, five holes completed, one lost in overburden, three cancelled, Total 1,937 m drilled	Bryson Drilling/Northspan Exploration	Drilling on prospective A1 and A3 conductors
2014 (Jun-Jul)		Fission 3.0/Azincourt	PLN	G4 Grid - A1 and A4 conductors	Diamond Drilling (Summer)	Six diamond drill holes completed. Total 2,130.2 m drilled.	Bryson Drilling	Drilling on prospective A1 and A4 conductors
2014 (Nov)		Fission 3.0/Azincourt	PLN	G4 Grid: PLN14-020	Borehole EM	335 m Z (axial) component	Patterson Geophysics	To check for presence of off-hole conductor

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Report for NI 43-101	SLR Project No.: 138.21599.00001

6.3	Historical Resource/Reserve Estimates

There is no historical resource or reserve estimates for uranium mineralization on the Property.

6.4	Past Production

No production has occurred on the Property.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

7.0	Geological Setting and Mineralization

7.1	Regional Geology

The Athabasca Basin is a large, Paleoproterozoic-aged sedimentary basin covering much of northern Saskatchewan and part of northern Alberta (Jefferson et al., 2007). At surface, the basin is an oval shape and covers an approximate dimension of 450 km by 200 km and covers over 85,000 km2 (Figure 7-1).

The basins geology is dominated by two lithological elements: (i) Polydeformed metamorphic basement rocks of Archean and Proterozoic age, which is overlain unconformably by (ii) 100 m - 1000 m of flat lying to gently dipping, post-metamorphic quartz sandstone of the late Proterozoic Athabasca group.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 7-1:	Geological Sketch Map of the Athabasca Basin

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

7.1.1	Crystalline Basement

The crystalline basement underlying the basin consists of three major lithotectonic zones. The Talston magmatic zone (TMZ), the Rae Province and the Hearne Province form the basement assemblage. The TMZ underlies the far western side of the basin with the Rae underlying the center and the Hearne underlying the east. The Rae province consists mostly of metasedimentary supracrustal sequences as well as granitoid rocks. The Hearne province consists of primarily granitic gneiss. The TMZ is characterized by a variety of plutonic rocks within an older basement complex (McNicoll et al., 2000). These rocks vary widely in composition from amphibolites to granitic gneiss to high-grade pelitic gneiss.

The Rae and Hearne provinces are separated by the large-scale northeast-southwest Snowbird Tectonic Zone. The Snowbird Tectonic Zone is locally referred to as the Virgin River shear zone at the south end of the basin and the Black Lake fault at the north. Other major fault zones include the Grease River shear zone, Black Bay fault, Cable Bay shear zone and Tabbernor-type (regional north-south trending) fault zones.

Prior to the deposition of the Athabasca group sediments, the metamorphic rocks of the Rae, Hearne and TMZ experienced a period of erosion, weathering, and non-deposition. The top of the crystalline basement tends to show intense weathering (MacDonald, 1980): a thin, bleached zone at the unconformity is followed by a hematite-stained unit of weathered metamorphic rocks slowly changing into a green zone where mafic minerals have been altered to chlorite. The zone of intense chloritization slowly dissipates with depth. This sequence can commonly be distinguished in drill core on the PLN property.

7.1.2	Athabasca Group

The Athabasca group is interpreted to have been filled over 200 Ma during four major depositional sequences which coalesced into a single basin (Ramaekers et al., 2007). The sediments within the basin are dominated by unmetamorphosed, siliciclastic, conglomeratic sandstones. The basin is relatively flat lying with a gentle dip towards the center of the basin and a steeper dip in the northern, southern and western portions. The maximum depth established by drilling was 1,500 m with most of the basin thought to be 100 m -1000 m in depth. Much of the sediment within the basin shows a variable range of hematite alteration.

The five regional sequences of fluviatile sands and gravels filled five subbasins within the Athabasca basin from different directions. Sequence 1 is the Fair Point Formation. Sequence 2 begins with the sandy Smart Formation in the west and is overlain by the Manitou Falls Formation. Sequence 3 includes Lazenby Lake and Wolverine Point Formations. Sequence 4 comprises of the Locker Lake, Otherside, Douglas and Carswell Formations (Ramaekers et al., 2007).

7.1.3	Quaternary Geology

The thickness of Quaternary Sediments is highly variable around the Athabasca basin ranging from 0 m at Key Lake to over 100 m at Patterson Lake North. Bedrock is rarely exposed within the basin with quaternary material covering almost the entire land surface. Drumlins, Eskers and other glacial landforms dominate the landscape. These features generally show a north-easternly orientation.

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7.2	Local Geology

The Projects are located within two domains: Clearwater and Lloyd. The Clearwater Domain divides the Lloyd Domain, which was previously known as the Western Granulite and the Firebag domains. The divisions of the Lloyd Domain are situated to the east and west of the Clearwater Domain, respectively. The Clearwater Domain is not well defined due to limited surface exposure and defined mainly by an aeromagnetic high superimposed over the Lloyd Domain. Drilling suggests the domain consists primarily of equigranular granite, porphyritic granite, and felsic to intermediate gneiss. This domain represents a mobile zone with middle amphibolite facies metamorphic conditions, where Hudson age tectonic and metamorphic events are probable (Lewry & Sibbald, 1980). This domain provides good source rocks for uranium and are believed to be intrusive in origin (Figure 7-2).

The Lloyd Domain to the west of the Clearwater Domain consists primarily of Proterozoic age (Card et. al. 2007) series of granulite facies metamorphic grade granodioritic, granitic, gabbroic, and layered and blue quartz bearing gneisses. Smaller amounts of anorthosite, quartzite and pelitc gneiss have been interpreted.

The Lloyd Domain lying to the east of the Clearwater Domain is older than the Clearwater and consists of an assemblage of cataclysmically deformed and retrogressively metamorphosed gneisses and granulite facies described in three major groups: granitic and granodioritic gneiss; quartz-sericite, chlorite gneiss; and garnetiferous pyroxene granulites.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 7-2:	Local Geology Map

6,500,000 mN
600,000 mE
700,000 mE
N
Carswell
Cliff Lake
Shea Creek
Patterson Lake North, Minto and Broach Property Locations
Athabasca Basin
AB
SK
Athabasca Basin
6,400,000 mN
Arrow
Triple R
6,400,000 mN
Phanerozoic (Manville Formation)
Lloyd Domain Talston Zone
Key Lake
Clearwater Granulite Domain
Mudjatik Domain
Wollaston Domain
955
6,300,000 mN
6,300,000 mN
Virgin River Shear Zone
Phanerozoic
Edge of Precambrian Shield
Rotten-stone
6,200,000 mN
6,200,000 mN
SLR
700,000 mE
F3 URANIUM
0 10 20 30 40 50
Kilometres

F3 Uranium Corp.

Patterson Lake North Project

Northern Saskatchewan, Canada

Local Geology Map

Source: F3 Uranium, 2023.

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Report for NI 43-101	SLR Project No.: 138.21599.00001

7.3	Property Geology

The PLN, Minto and Broach properties are located along the southwestern edge of the Athabasca basin. The PLN and Broach properties lie across the Athabasca basin boundary. Minto is contained fully within the basin and lies 1.8 km from the basin boundary at its closest point. The properties lie mainly within the Lloyd Domain, but the Clearwater Domain may intersect the eastern portion of the Broach property. At PLN, the mineralization discovered in the JR zone is in a large graphite-rich fault zone within orthogneisses of the Lloyd domain.

All claims are covered by the Athabasca Group sandstones lying unconformably on crystalline basement. The Minto property is fully within the basin whereas the PLN and Broach properties lie along the basin boundary. The Smart Lake, Manitou Falls and Lazenby Lake Formations of the Athabasca Group cover much of the PLN, Broach and Minto properties. The formations range in thickness from 0 m at the basin boundary along the southern end of the PLN and Broach claims to greater than 650 m in the northern portions of the Minto property (Figure 7-3).

7.3.1	Smart Lake Formation

The Smart Lake formation is a uniform, fine to coarse quartz arenite with horizontal bedding and sparce isolated pebbles increasing in abundance in the down hole direction. This formation is thought to lie unconformably on the crystalline basement in the northern portions of the Minto Property

7.3.2	Manitou Falls Formation

The Manitou Falls Formation is the most widespread sandstone unit located across the properties. In many areas, especially within the PLN and Broach properties, this geological unit lies unconformably on the crystalline basement. The Manitou Falls Formation also lies unconformably on the Smart Lake Formation where Smart Lake is present. The Manitou Falls Formation consists of sandstones and pebbly sandstone and occasionally, thin well laminated fine sand to mudstone beds. Most of the sandstone intersected in drilling on the properties is interpreted to be from the Manitou Falls Formation.

7.3.3	Lazenby Lake Formation

When present, the Lazenby Lake Formation sits unconformably above the Manitou Falls Formation and is characterized by a moderately sorted, fine-coarse pebbly sandstone with a thin basal conglomerate (Ramaekers et al., 2007). Although this formation is interpreted to lie over parts of the PLN, Minto and Broach properties it has been difficult to distinguish in drill core.

7.3.4	Quaternary Geology

Quaternary overburden covers all the properties. Drilling indicates overburden depths range from approximately seven metres in the center of the Minto property to over 100 m in the southern sections of the PLN and Broach Lake properties. Overburden has been reworked by glaciation leaving drumlins, eskers, and moraines on the properties. Overburden consists mainly of arenite with larger boulders and till.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 7-3:	Property Geology Map

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

7.4	Mineralization

Appreciable high-grade mineralization is known to occur on the PLN Property in a zone which has been named the JR zone. Currently, the JR zone has been defined by 52 drill holes.

Uranium mineralization of the JR zone is hosted within metamorphosed basement lithologies within a large-scale, deep-rooted fault-system referred to as the A1 conductor Main shear zone (MSZ) that dips toward the southwest. The A1 EM conductor, located at the western edge of the PLN property, extends for roughly 2.65 km, and trends NW-SE. The geological analogue of the EM conductor is termed the A1 main shear zone; it is a reverse fault system comprised primarily of brittle and ductile deformed graphitic-and sulfide-rich gneisses and granitoids. Mineralization has been intersected along a strike extent of approximately 165 m between grid line 030N to 135S. The widest mineralized interval to date was observed in hole PLN23-068 with 18.0 m (230.5 m to 248.5 m), averaging 8.8% U3O8 including 4.5 m (235.0 m to 239.5 m) averaging 30.1% U3O8 ( Figure 7-4). Shallow drilling angles allow for nearly perpendicular testing of the A1 shear zone. The upper extent of the mineralized zone is approximately 200 m vertically below surface, beneath approximately 120 m of till overburden and 60 m of Athabasca sandstone.

The location of mineralization within the main shear zone is variable; although generally hosted near the footwall side of the deformation zone, this is not always the case and varies along strike. Within high grade mineralization, alteration is intense and often replaces or overprints the primary mineralogy of the host rock with only a weakly defined remnant texture remaining. Around and within the main shear zone at JR the dominant alteration styles are bleaching, clay, chlorite, and abundant fine-grained sericite Brick-red hematite is primarily observed within the hanging wall above the main shear zone, but discrete sections of hematite alteration can are observed within the shear zone occasionally along with lesser common limonite. Graphite and sulfides are still observed locally either separately or together, usually near lower grade areas of the JR zone.

The basement shear zone hosted mineralization on the PLN Property occurs in a variety of styles including fine-grained disseminated veins, nodular or blebs, as well as massive to semi-massive high-grade pitchblende. The high-grade sections are often associated with strong clay alteration and in some cases extreme bleaching displaying a “wormy” texture with a strong contrast between the jet-black pitchblende and bone white colored clays. High-grade semi-massive sections have been recorded with up to 4.5 m wide at PLN23-068 (235.0 m to 239.5 m) averaging 30.1% U3O8. Grades with massive and semi-massive sections are also very strong and highlighted at PLN22-035 with 1.0 m (263.0 m to 264.0 m) averaging 59.2% U3O8. At the time of this technical report, no mineralization has been intersected within the overlying Athabasca Sandstone or at the Athabasca unconformity, although basement mineralization is near the Unconformity. Mineralization has been observed as close as eight metres to the unconformity in hole PLN23-068. The Athabasca sandstone above the JR zone is heavily altered and often very fractured or unconsolidated and poor recovery is common. The sandstone commonly displays dark brown sulfide staining, strong silicification, dissolution and clay alteration. Based on portable infrared mineral analyzer (PIMA) analysis the dominant clay species above the JR zone is primarily Kaolinite. Approaching the unconformity, strong boron anomalies are commonly observed.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 7-4:	PLN Cross Section

Section 060S Assays
600
500
400
300
200
Geology Interpretation:
Overburden
Sandstone
A1 Main Shear Zone
Basement
Unconformity
PLN23-092
PLN23-081
PLN23-073
PLN23-068
PLN23-058
PLN23-052
PLN23-060
PLN23-088
0 25 50 75 100
Metres
U3O8%:
10.0 -70.0
5.0 - 10.0
1.0 - 5.0
0.5 - 1.0
0.1 - 0.5
< 0.1
Drill Hole Collar
End of Hole
Downhole Depth (50m)
Currently Reported Hole
Previously Reported Hole
Assays Pending
SLR
F3 Uranium Corp.
Patterson Lake North Project
Northern Saskatchewan, Canada
PLN Cross Section

Source: F3 Uranium, 2023.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

8.0	Deposit Types

The JR Zone is an example of a basement-hosted, structurally controlled uranium prospect. It was discovered by F3 Uranium during the fall 2022 drilling program on the PLN Property. It was associated with off-scale radioactivity (>65,535 cps) within the A1 main shear zone and is associated with massive pitchblende mineralization. Since the initial discovery, follow-up drilling has expanded the JR Zone along strike and up-dip toward the Athabasca unconformity. This indicates a close association of the JR Zone with the Athabasca Group unconformity. The geological setting encountered during drilling showed structural complexity like that of the primary conductor at Fission Uranium’s PLS project which is interpreted as a basement-hosted, structurally controlled, high-grade Athabasca unconformity-type uranium deposit (Bingham and Leqault, 2018).

The unconformity between the Athabasca Group sediments and the underlying basement rocks is a favorable setting for uranium deposits. The JR zone is a mineralized zone that occurs within the basement rocks, close to the unconformity. Drill planning continues to test the basement hosted uranium mineralization but also aims to explore the potential for uranium enrichment at or above the unconformity in the overlying sandstone layer.

Uranium deposits have been identified in various regions of Saskatchewan and Alberta, specifically at, above, and beneath the unconformity of the Athabasca Group. The uranium mineralization can be found deep within the basement or elevated up to 100 m in the sandstone (Zenghua et al., 2017). At Fission Uranium’s PLS property located to the southeast of PLN, Minto, and Broach properties, uranium has been detected in minor quantities in the overlying Devonian sediments and discovered in the basement at depths ranging from immediately at or just below the unconformity to 400 m beneath it (Ghaffari et al., 2023). Uranium typically manifests as uraninite/pitchblende, forming veins and semi-massive to massive replacement bodies. Most often, mineralization is spatially linked with steeply inclined, graphitic basement structures that have extended into the sandstones and displaced the unconformity during successive reactivation events. These structures are believed to represent significant fluid pathways as well as chemical/structural traps for mineralization over geological time. The reactivation events likely introduced additional uranium into mineralized zones and facilitated remobilization (Johnstone et al., 2021).

Uranium deposits associated with unconformities are typically found in the form of pods, veins, and semi-massive replacements, primarily composed of pitchblende, near the basal unconformities, particularly those between Proterozoic conglomeratic sandstone basins and metamorphosed basement rocks (Jefferson et al., 2007). These prospective basins in Canada are filled with thin, relatively flat-lying, and pervasively altered Proterozoic conglomerate, sandstone, and mudstone (Jefferson et al., 2007). The basement gneiss was intensely weathered and deeply eroded, with variably preserved thicknesses of reddened, clay-altered, hematitic regolith grading down through a green chloritic zone into fresh rock. The basement rocks typically comprise highly metamorphosed interleaved Archean to Paleoproterozoic granitoid and supracrustal gneiss including graphitic metapelite that hosts many of the uranium deposits. The U-Pb isochron ages on pitchblende range from 1,600 Ma to 1,350 Ma. Mines consist of various proportions of two styles of mineralization: monometallic pitchblende that fills veins, breccia fillings, and replacements in fault zones; and polymetallic replacement pitchblende that forms lenses just above or straddling the unconformity.

Reactivated basement faults and two distinct hydrothermal fluids characterize the Athabasca unconformity-type uranium deposit model. These faults, which are typically rooted in basement graphitic gneiss, exhibit brittle reactivation that extends upward through the overlying sandstones, providing a conduit for the mineralizing system. One of the essential fluids is reducing in nature, originating from the basement and channeled along basement faults (Alexandre et al., 2005).

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Two primary types of deposits have been identified within this model: sandstone-hosted egress-type and basement-hosted ingress-type (Quirt, 2003). The former, exemplified by Midwest A, involves the mixing of oxidized sandstone brine with relatively reduced fluids emanating from the basement into the sandstone. The latter, represented by deposits like Triple R and Rabbit Lake, are formed by fluid-rock reactions between oxidizing sandstone brine entering basement fault zones and the wall rock. Both types of mineralization occur at sites where a spatially stable redox gradient/front is present due to the interaction of basement-sandstone fluid.

While these deposits can be high-grade, with uranium concentrations ranging from a few percent to 20% U3O8, they are not physically extensive. They typically span 100 m to 150 m in length and a few metres to 30 m in width and/or thickness (Jefferson et al., 2007). Egress-type deposits are often polymetallic (U-Ni-Co-Cu-As) and generally trace the path of the underlying graphitic gneisses and associated faults along the unconformity (Jefferson et al., 2007). In contrast, ingress-type deposits, which are essentially monomineralic uranium deposits, can exhibit more irregular geometry (Jefferson et al., 2007).

Uranium deposits of the unconformity-type are characterized by extensive alteration halos. These halos are relatively confined in the basement but expand significantly as they ascend into the Athabasca Group, extending tens to over a hundred metres above the unconformity. The presence of hydrothermal alteration is indicated by various markers such as chloritization, tourmalinization (indicated by high boron and dravite), multiple instances of hematization, illitization, silicification/de-silicification, and dolomitization (Jefferson et al., 2007; Hoeve, 1984; Hoeve and Quirt, 1987).

Figure 8-1 illustrates various models for unconformity-type uranium deposits of the Athabasca Basin.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 8-1:	Illustrations of Various Models for Unconformity Type Deposits of the Athabasca Basin

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Report for NI 43-101	SLR Project No.: 138.21599.00001

9.0	Exploration

In August 2018, a MobileMT airborne geophysical survey was conducted by Expert Geophysics as a test in the area of the ‘N’ VTEM conductor northwest of Minto Lake. The single test line was flown for nine kilometres in a northeast direction.

During December 2021 to January 2022, a Small Moving Loop Electromagnetic Survey (MLTEM) and a Pole-Dipole DC Resistivity Survey (DCRES) were carried out in the Broach Lake area by Discovery International Geophysics Inc. to define drill targets on the ground. A total of 12.9 km of MLTEM and 16.0 km of DCRES data was collected. Modeling and inversion of the datasets provided drill target locations.

During May to June 2022, further MLTEM and DCRES surveys were carried out by Discovery International Geophysics Inc., in the area of the A1 conductor (G4 grid) southwest of Harrison Lake. A total of 4.9 km of MLTEM and 13.95 km of DCRES data was collected. Modeling and inversion of the datasets provided drill target locations.

In June 2023 Rekon Solutions Inc. was contracted to complete a drone-supported Lidar survey to obtain high resolution elevation data covering an area of 983.8 ha in the A1 conductor (G4 grid) area.

In August 2023, Expert Geophysics Ltd. was commissioned to complete a helicopter borne MobileMT electromagnetic and magnetic survey over the A1 and PLN survey blocks. The purpose was to map bedrock structure and lithology including possible alteration and mineralization zones. A total of 2,281 line-km was flown within two blocks.

Table 9-1 lists the exploration programs conducted by F3.

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Table 9-1:	Summary of Exploration at PLN Conducted by F3 Uranium

Year	Company	Exploration Work	Area	Property (PLN, Broach, Minto)	Work Performed	Contractor	Comments
2018 (Aug)	Fission 3.0	Airborne MobileMT Test Survey	N’ conductor area	Minto	One test survey line 9 km in length	Expert Geophysics	Test viability of Air MobileMT (MagnetoTellurics) for deep resistivity targets
2021-2022 (Dec-Jan)	Fission 3.0	Small Moving Loop TEM	Broach Lake Grid	Broach	12.9 line-km	Discovery Int’l Geophysics	Ground definition of airborne electromagnetic conductors
2022 (May-Jun)	Fission 3.0	Small Moving Loop TEM	G4 (A1) Grid	PLN	4.9 line-km	Discovery Int’l Geophysics	Ground definition of airborne electromagnetic conductors
2021-2022 (Dec-Jan)	Fission 3.0	DC Resistivity pole-dipole	Broach Lake Grid	Broach	16.0 line-km	Discovery Int’l Geophysics	Attempt to define low resisitivity alteration zones associated with electromagnetic conductors
2022 (Jan and Jun)	Fission 3.0	DC Resistivity pole-dipole	G4 (A1) Grid	PLN	13.95 line-km	Discovery Int’l Geophysics	Attempt to define low resisitivity alteration zones associated with electromagnetic conductors
2023 (Jun)	F3 Uranium Corp.	Airborne (drone) Lidar	G4 grid - A1 conductor	PLN	983.8 hectares	Rekon Solutions Inc.	Obtain high resolution elevation data
2023 (August)	F3 Uranium Corp.	Airborne MobileMT Electromagnetic/Magnetic Survey	A1 and PLN Blocks	All	2,281 line-km	Expert Geophysics Ltd.	Map bedrock structure and lithology including possible alteration and mineralization zones

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10.0	Drilling

Diamond drilling on the Properties is the principal method of exploration and delineation of uranium mineralization after initial targeting using geophysical surveys. Drilling can generally be conducted year-round on the Properties.

To date, F3 Uranium and its predecessor companies have drilled a total of 143 drill holes totaling 49,945 m of drilling (Table 10-1, Figure 10-1 ). Table 10-2 lists a summary of the significant uranium mineralization intercepts encountered to date.

The following subsections provide descriptions of drilling completed on the Properties from 2008 to date. During the 2013 exploration program, the 2008 drill hole locations were re-surveyed. SLR is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

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Table 10-1:	PLN Project Drill Hole Summary

Year	Program	Target	Status	Number of Drill Holes	Total Depth Drilled (m)
Unknown	Unknown	PLN	Completed	6	2,690
1978	CLU 1978	PLN	Completed	1	87
1979	CLU 1979	Broach	Completed	4	671
	ML-79	Minto	Completed	2	918
1979 Total				6	1,589
1981	ML-81	Minto	Completed	1	685
2006	W2006	Broach	Completed	1	307
2007	W2007	Broach	Completed	1	298
		PLN	Completed	3	805
2007 Total				4	1,103
2008	W2008	Broach	Completed	1	455
		PLN	Abandoned	8	576
			Completed	5	1,666
		Minto	Abandoned	1	100
2008 Total				15	2,796
2014	W2014	PLN	Completed	5	1,729
	S2014	PLN	Completed	5	1,627
		Minto	Completed	1	500
2014 Total				11	3,856
2019	W2019	PLN	Abandoned	2	264
			Completed	6	1,787
2019 Total				8	2,051
2022	W2022	Broach	Completed	3	1,597
		JR Zone	Abandoned	1	131
			Completed	3	1,288
		Minto	Completed	1	1,157
	F2022	JR Zone	Completed	8	3,223
2022 Total				16	7,396
2023	W2023	JR Zone	Completed	21	7,575
	S2023	JR Zone	Completed	38	13,542
	F2023	PLN	Completed	15	6,267
2023 Total				74	27,384
Grand Total				143	49,945

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Table 10-2:	PLN Property Significant Drill Hole Intercepts

Collar Information							Assay Results
Hole ID	Grid Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Top Elev (m)	Base Elev (m)	Wt % U3O8	GT
PLN22-035[1]	00N	587657.3	6410712	545.3	52.4	-52	260.0	265.5	5.5	285.3	279.8	18.600	102.3
						incl.	263.0	264.0	1.0	282.3	281.3	58.200	58.2
PLN22-038	00N	587684.2	6410733.5	545.2	54	-56.76	244.0	248.5	4.5	301.5	297.0	9.800	44.1
						incl.	245.5	247.0	1.5	300.0	298.5	22.900	34.4
PLN22-040	15S	587666.3	6410699.4	544.7	53	-52.4	261.0	264.5	3.5	-261.0	280.2	8.000	28.0
						incl.	261.0	263.0	2.0	-261.0	-263.0	11.000	22.0
PLN23-048	030S	587695.2	6410701.5	545.1	54.5	-57.8	249.0	253.0	4.0	-249.0	-253.0	17.300	69.2
PLN23-050	045S	587703.9	6410690.8	545.1	53.7	-59.2	252.0	256.0	4.0	293.4	289.4	7.200	28.8
						incl.	255.0	255.5	0.5	290.4	289.9	20.100	10.1
PLN23-052	060S	587715.4	6410680.8	545.1	54	-61.4	253.0	254.5	1.5	-253.0	-254.5	12.700	19.1
						incl.	254.0	254.5	0.5	-254.0	-254.5	22.200	11.1
PLN23-053	030S	587697.8	6410700.7	545.1	54.5	-60.7	251.0	253.5	2.5	293.7	291.2	6.390	16.0
						incl.	251.5	252.5	1.0	293.2	292.2	11.500	11.5
PLN23-060	060S	587728.7	6410689.6	545	54.8	-62.2	243.0	248.0	5.0	-243.0	-248.0	26.700	133.5
						incl.	244.0	247.5	3.5	-244.0	-247.5	37.100	129.9
						and	244.0	245.0	1.0	-244.0	-245.0	57.600	57.6
PLN23-061	075S	587720	6410666.7	545.5	54.6	-56.6	251.0	254.0	3.0	-251.0	-254.0	16.100	48.3
PLN23-062	090S	587732.4	6410655.3	544.7	54.7	-57.7	246.5	247.5	1.0	-246.5	-247.5	15.000	15.0
PLN23-068	060S	587737	6410695.5	545.5	54.2	-58.9	233.5	245.0	11.5	-233.5	-245.0	13.700	157.6
						incl.	235.0	239.5	4.5	-235.0	-239.5	30.100	135.5
PLN23-073	060S	587754.6	6410708.7	545.6	54.2	-60.3	225.0	226.0	1.0	-225.0	-226.0	17.200	17.2
PLN23-079	045S	587731.1	6410710.1	545.3	54.9	-61.1	235.5	239.5	4.0	309.4	305.4	29.300	117.2
						incl.	235.5	238.0	2.5	309.4	306.9	38.800	97.0
PLN23-086	045S	587742.2	6410718.2	545.2	-60.4	55.4	232.0	234.0	2.0	-232.0	-234.0	20.550	41.1
						incl.	232.5	233.0	0.5	-232.5	-233.0	35.700	17.9
PLN23-090	120S	587828	6410594.8	545.5	-60.5	13.6	239.0	241.5	2.5	306.5	304.0	4.330	10.8
PLN23-097	045S	587755.1	6410727.5	545.4	-59.8	55.7	215.5	220.0	4.5	-215.5	-220.0	3.520	15.8

Note:

1.	Discovery Hole

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 10-1: Drill Hole Location Map

F3 Uranium Corp.
Patterson Lake North Project
Northern Saskatchewan, Canada
Drill Hole Location Map
SLR
N
6,430,000 mN
6,420,000 mN
6,410,000 mN
6,400,000 mN
590,000 mE
600,000 mE
MC00010296
MC00010291
MC00010293
MC00010294
MC00010292
MC00008867
S-107376
MC00008890
S-107851
MC00008854
MC00008860
MC00008863
MC00008851
MC00008866
MC00008865
MC00008852
MC00008870
MC00008886
MC00008871
MC00008875
MC00008878
MC00009664
MC00009665
MC00008894
MC00008882
MC00013689
MC00008889
MC00008885
MC00008879
MC00010300
S-107852
S-107426
S-107432
S-113285
S-113283
S-113282
S-113284
S-112223
S-107853
S-107433
Minto Lake
Murison Lake
Harrison Lake
Hodge Lake
Broach Lake
Patterson Lake
955
0 2 4 6
Kilometres
Drill Hole by Year:
1978 - 1981
2006
2007
2008
2014
2019
2020
2021
2022
2023
Legend
Patterson Lake North Property
100% F3 Uranium Corp.
Minto Property
100% F3 Uranium Corp.
Broach Property
100% F3 Uranium Corp.
S-107433 Claim Number
Lake
River
Highway
Topographic Contour
074F12 NTS (1 : 50,000)

Source: F3 Uranium, 2023.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

10.1	Patterson Lake North Project

10.1.1	2008 Drilling

Between February 6 and April 15, 2008, Fission contracted Peak Drilling Ltd. of Courtenay, British Columbia, to conduct drilling operations over the PLN Property. In total, 15 drill holes were attempted, of which six holes totaling 2,121 m were completed. All holes were drilled vertically. As they were reconnaissance-scale holes, downhole deviation surveys were performed on only three drill holes due to technical problems with the tool and only minor deviation from vertical is assumed for the remaining completed holes. Nine holes had to be abandoned due to difficult overburden drilling conditions and thicknesses similar to the experiences in the 2006 and 2007 exploration programs. A downhole gamma survey was completed on three holes.

10.1.2	2014 Winter Drilling

A drilling program consisting of five land- and ice-based diamond drill holes totaling 1,729.0 m was conducted from January 14 to February 9, 2014, by Bryson Drilling Ltd. on behalf of Fission 3.0 Corp. Drilling targeted electromagnetic conductors identified by ground electromagnetic surveys.

The A1 EM conductor was defined over 1.2 km in strike-length and its associated structure was successfully intercepted with four drill holes (PLN14-010, 011, 012, and 013). The structure, a mylonitic graphitic and sulphide rich pelitic gneiss, is geologically analogous to the PL3B conductor at Fission Uranium’s adjacent Patterson Lake South (PLS) project, along which high- grade uranium mineralization continues to be intercepted.

Drill holes PLN14-015/A were designed to test the B1 conductor along an inferred structure offsetting the A1 and B1 conductors. Due to the significant depth of Harrison Lake and challenging underlying overburden conditions the hole was lost during two attempts without reaching bedrock after casing to depths of 92.0 m and 116.0 m.

Pathfinder geochemistry indicated increased prospectivity along strike to the north and away from the southern terminus of the A1 ground EM conductor, where future drill programs will further test the A1 conductor.

The A3 EM conductor was drill-tested with one drill hole (PLN14-014); no graphitic or sulfidic lithologies to adequately explain the conductor was intercepted. Clay alteration near the top of the hole, although hosted within a non-prospective lithology, may indicate that the conductor was overshot. Re-visiting this target could be considered for future programs but does not represent an immediate priority due to the weak properties of the EM conductor in terms of conductivity thickness and overall length.

10.1.3	2014 Summer Drilling

A diamond drill program consisting of six land-based holes totaling 2,127 m was conducted from June 15 to July 16, 2014, by Bryson Drilling Ltd. on behalf of Fission 3.0 Corp. Drilling followed-up prospective lithologies, structures and alteration as intersected during the Winter 2014 drill program and on electromagnetic conductors identified by ground electromagnetic surveys. Specifically, the drilling was mainly focused on further exploring and testing the A1 conductor that had been defined in the winter of 2014.

Five inclined drill holes (PLN14-016, PLN14-017, PLN14-018, PLN14-019 and PLN14-020) further testing the A1 conductor along 750 m of strike were completed to planned depths.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

PLN14-017 and PLN14-019 both intersected radioactivity greater than 300 cps as measured on the GR-110 handheld scintillometer.

PLN14-019 intersected significant radioactivity which was confirmed by geochemical analysis and returned 397 ppm Uranium (or 0.047% U3O8) over 0.5 m within a broader six metre interval from 193.0 m to 199.0 m averaging 105 ppm Uranium (or 0.012% U3O8). Additionally, highly anomalous uranium concentrations (35 ppm) were found within the Athabasca Sandstone from 118.0 m -118.5 m.

The A4 conductor, as defined by a ground TDEM survey, was carried out in January 2014 and was successfully drill tested with one vertical hole (PLN14-021). However, no anomalous radioactivity was intersected.

10.1.4	2019 Winter Drilling

A diamond drill program consisting of eight land-based holes totaling 2,051 m (including two drill holes lost due to bad ground conditions) was conducted from January 4 to February 6, 2019, by Bryson Drilling Ltd. on behalf of Fission 3.0 Corp. Drilling followed up prospective lithologies, structures and alteration but was primarily aimed to follow up results from historic drill hole PLN14-019 (6.0 m at 0.012 U3O8).

All six follow up drill holes failed to intersect significant anomalous radioactivity. Somewhat encouraging were the presence of millimeter scale black uranium flecks, presumably pitchblende, which correlated to slightly elevated radioactivity in PLN19-023B. At the end of the winter 2019 program the A1 conductor has been tested over 2.0 kilometers of strike length. Approximately 700 m of strike length remained within the PLN property boundaries. Due to the presence of anomalous uranium values including visible pitchblende mineralization and associated alteration, the systematic drill testing of the remaining 700 m of conductor strike was warranted and recommended.

10.1.5	2022 Winter Drilling

A diamond drill program consisting of eight land-based holes totaling 4,172 m (including two drill holes lost and restarted due to bad ground conditions) was conducted from January 13 to March 23, 2022, by Bryson Drilling Ltd. on behalf of Fission 3.0 Corp. Drilling was aimed to test new conductors identified by historical ground geophysical work done in the N Conductor area as well as new geophysical work at Broach Lake done in 2021 that has been described in section 7.1 of this report.

Seven of the eight holes targeted the Broach Lake Conductor (Broach), and one targeted the N Conductor (Minto). PLN22-029 was an angled hole aiming to define the N conductor. Notable results include 1050 ppm - 1780 ppm boron from 560 m - 605 m. Additionally, the hole intersected anomalous radioactivity from 773.1 m -777.1 m, with an average of 19 ppm U Td.

Anomalous boron was intersected in holes at Broach Lake, the most notable was in hole PLN22-033, which detected 1510 ppm from 217.7 m - 218.2 m, in unconsolidated, altered sandstone.

10.1.6	2022 Fall Drilling

A diamond drill program consisting of eight land-based holes totaling 3,223 m was conducted from November 10 to December 11, 2022, by Bryson Drilling Ltd. and Boart Longyear Ltd. on behalf of Fission 3.0 Corp. Drilling was aimed to further test the A1 conductor along strike based on updated geophysical models developed from new geophysics done in the areas since drilling in 2019 and to follow up on historic drilling of the A1 conductor. To overcome the challenges of casing overburden faced by previous drill programs, a sonic drill was employed to enable shallow angled holes. PLN22-034, PLN22-036 and PLN23-037 were all successful in intersecting the A1 conductor, and geochemistry indicated elevated base metals in the shear zone as well as elevated Boron in some samples, but no anomalous radioactivity was detected.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

PLN22-035 (JR zone Discovery Hole) was an angled hole aimed to test the northwest extent of the A1 conductor at the same elevation of the anomalous radioactivity and elevated uranium observed in PLN14-019. The drill hole intersected broken dark brown sandstone with poor recovery and variable silicified fractures and dissolution. The unconformity at 227 m was unconsolidated and very friable and the top of basement was heavily hematite altered with patchy silicification and minor bleaching. At approximately 242.0 m, the rocks display evidence of shearing and started to become strongly bleached and clay altered. The A1 main shear zone was intersected from 252.0 m - 289.2 m where the basement is very broken-up and intensely altered including variable bleaching, clay, silicification and chlorite alteration as well as pervasive sericite alteration. Strongly anomalous radioactivity was recorded including a maximum of off scale radioactivity (>65,535 cps on the RS-125 Spec) in a zone of massive black pitchblende. Geochemical assays indicated the following:

●	15.0 m at 6.97% U3O8 (257.5 m - 272.5 m), including:

●	5.5 m at 18.6% U3O8 (260.0 m - 265.5 m), further including:

●	1.0 m at 59.2% U3O8 (263.0 m - 264.0 m)

Following the high-grade discovery at PLN22-035, holes PLN22-038, PLN22-039, PLN22-040, PLN22-041 were prioritized to further test the zone. All follow up holes intersected the A1 shear zone and further high-grade mineralization. The new discovery is named the JR zone. A mine grid was established perpendicular to the strike of the A1 EM conductor with PLN22-035 on line zero. From there, the grid extends in 15 m increments grid north and grid south; subsequent references to grid lines reference the distance in meters north or south along the grid from the discovery drill hole.

10.1.7	2023 Winter Drilling

A diamond drill program consisting of twenty-one land-based holes totaling 7,575 m was conducted from January 8 to March 23, 2023, by Bryson Drilling Ltd. and Boart Longyear Ltd. on behalf of F3 Uranium. Drilling was aimed to further test the newly discovered JR zone that was intersected in the Fall 2022 program.

Drilling focused on expanding the JR zone along strike and up-dip toward the unconformity. The JR zone was successfully expanded to 105 m in length. Drilling highlights include PLN23-060 which intersected 14.5 m of mineralization at 9.4% U3O8. The intercept included 2.5 m of massive pitchblende assaying a 45.6% U3O8. PLN23-048 returned 13.5 m of mineralization at 5.3% U3O8. The zone remained open in all directions with follow up drilling planned for summer 2023.

10.1.8	2023 Summer Drilling

A diamond drill program consisting of thirty-eight land-based holes totaling 13,542 m was conducted from June 9 to September 11, 2023, by Bryson Drilling Ltd. and Boart Longyear Ltd. on behalf of F3 Uranium. The main objective was to further test and expand the JR zone as well as continue to explore along the A1 conductor and test the parallel B1 conductor that was previously only defined by geophysics. Drilling expanded the JR zone approximately 156 m along strike and also in an up-dip direction as close as eight metres to the Athabasca Unconformity. Drilling highlights from summer 2023 include hole PLN23-068, which intersected 19 m of mineralization from 228.0 m -247.0 m including six meters of off-scale radioactivity.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

In addition to expanding the JR zone, multiple holes were planned to test along the A1 conductor along strike roughly 2,600 m to the southeast. In nearly all cases, the A1 shear zone was successfully intersected but no anomalous radioactivity was detected.

The program also targeted a modeled EM conductor that runs parallel to the A1, named the B1 conductor. This conductor was successfully intersected with hole PLN23-078 on line 2640S. The conductor was defined with graphite-rich laminations and common sulfides distributed throughout. Additional smaller parallel shear zones were also intersected and accompanied by weak clay alteration, graphite-rich gouge and sulfides.

Following the intersection of the B1 conductor, a follow-up hole, PLN22-093 was planned to test the conductor on line 3450S. Athabasca Sandstone recovery was extremely poor due to unconsolidated sand and sandstone dissolution. Large-scale sandstone dissolution is interpreted to be indicative of intense alteration above the projected B1 shear zone. The Athabasca Unconformity was intersected deeper than expected. The top of basement exhibited strong clay alteration with varying bleaching and hematite alteration and clay and sericite rich shear zones. No anomalous radiation was detected, and the hole was terminated at 578.0 m. Reinterpretation using the actual unconformity depth indicates that the hole was approximately 100 m up-dip of the B1 Main Shear projection to the unconformity.

PLN23-095 targeted the top of the A1 main shear zone and the B1 shear zone at depth, on line 2610S. The A1 main shear zone was intersected and consisted of clay altered and weakly graphitic rock with numerous smaller clay-rich faults. The B1 main shear zone, where intersected, is graphite-rich and broken with some clay faults followed by additional stacked shear zones over a 50 m wide interval. Anomalous radioactivity of 300 cps was recorded, which was the first anomalous radioactivity recorded in association with B1 shear zone complex.

10.1.9	2023 Fall Drilling

A diamond drill program consisting of 15 land-based holes totaling 6,267 m was conducted from September 12 to December 10, 2023, by Bryson Drilling Ltd. and Boart Longyear Ltd. on behalf of F3 Uranium. The purpose of the 2023 fall drilling was to 1) continue to expand uranium mineralization at the JR Zone and 2) follow up on the 2023 summer drilling results along the A1 and B1 conductors. Assay results of this drilling are currently in progress and are not yet available for review. Highlights of the 2023 fall drilling include:

●	PLN23-101 in the JR Zone intersected mineralization over a 10.50 m interval, including 1.42 m of high grade (>10,000 cps), of which 0.50 m was up to 54,400 cps radioactivity between 228.50 m and 229.00 m, extending mineralization up dip on line 015S from PLN23-044

●	PLN23-102, located 3.4 km south of the JR Zone, is the second hole to intersect anomalous radioactivity along the recently discovered and highly prospective B1 Shear Zone (B1). A handheld spectrometer measured 1,000 cps at a depth of 411 m. Hole PLN23-102 was drilled 840 m along strike to the south of PLN23-095 which was the first hole to encounter anomalous radioactivity at B1. The B1 conductor is parallel to the A1 Main Shear Zone, which hosts the JR Zone.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

●	Holes PLN23-102, 105, and 107 had abundant core loss in the overlying sandstone, which is interpreted to be due to the dissolution of sandstone. In contrast, hole PLN23-111 had improved sandstone recovery. This included more than 80 m of intense brecciation, faulting, local silicification, and clay alteration within the sandstone, along with significant dravite near the unconformity. Additionally, the drill hole intersected 13.6 m of a graphitic and clay-altered shear zone located approximately 90 m below the unconformity.

●	The southern end of the A1 trend features significant vertical displacement; drill holes PLN23-078 and PLN23-095 (section line 2640S) were cored into bedrock with no Athabasca Sandstone present. Drill holes located grid south, including PLN23-115 and PLN23-111, have approximately 230 m of sandstone cover; this indicates the presence of a vertically offsetting and likely cross-cutting structure.

10.2	Drilling Methodology and Procedures

Drilling at the Project was completed using diamond coring method using a Zinex A5 diamond drill rig. A Boart Longyear LS 600 sonic drill rig began casing the overburden in the fall of 2022 using large-diameter sonic casing to penetrate through quaternary sediments and installing smaller sized casing. Once casing was set, the sonic rig was moved off collar. The diamond drill was then moved on, and regular coring commenced with NQ-sized drill steel, which has an inside diameter of 60.2 mm. In some cases, when the NQ was refused, it was reduced to BQ- sized drill steel with an inside diameter of 46.1 mm. This process continued until the completion of the hole. The procedures used through all drilling campaigns are well documented in standard operating procedures and manuals.

Drill holes are generally drilled on 15 m spaced sections, with 10 m to 15 m drill hole spacings. Before Fall of 2022, vertical and inclined drill holes were used to target the mineralization, although most holes are steeper than -70º. Starting with the fall program of 2022, the use of the sonic drill to set casing allowed for shallower drill holes up to -45º. Drilling was largely designed to intersect the mineralized zones at roughly true thickness.

All mineralized and non-mineralized holes within the vicinity of the JR Zone deposit had a Van Ruth cementing plug set 20 m to 30 m below the shear zone and cemented to the top. Starting at PLN23-091, holes were cemented from hole bottom. The top 30 m of all non-mineralized holes outside the deposit areas are cemented as per Saskatchewan Ministry of Environment regulations.

10.2.1	Drill Hole Surveys

Holes were located on the mine grid, and collar sites were surveyed by differential GPS using NAD83 and UTM Zone 12. The collar locations were surveyed with a Trimble R10 RTK GPS system.

10.2.2	Downhole Orientation Surveying

Prior to drilling a hole, the drill rig is aligned with a TN-14 Rig Aligner to ensure it is set to the correct azimuth and inclination. F3 Uranium has used the TN-14 Rig Aligner for all drill holes since 2019.

Prior to 2019, downhole surveys were completed with either a Reflex EZ-Shot, a Reflex Gyro instrument, or a combination thereof. The Reflex EZ-shot, a single point instrument, was used to obtain dip and azimuth measurements at specified intervals down the hole, with an initial test taken below the casing and a final test at the bottom of the hole. By Winter 2022, the Reflex EZ- shot was used for ongoing drill hole surveys, while the end of hole orientation survey was primarily done with the SPT GyroMaster.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

The SPT GyroMaster, a continuous multi-point instrument unaffected by magnetics, allows measurements to be made through drill rods. It was employed starting in the winter of 2019 and by the fall of 2022, all downhole orientation surveys were performed with this instrument.

10.2.3	Downhole Radiometric Surveys

Exploration drilling for uranium is unique due to the radioactive nature of uranium. Probes that measure the decay products or “daughters” can be measured with a downhole gamma probe; this process is referred to as gamma logging.

All holes were systematically probed within the rods using a Mount Sopris 500 m (4MXA-1000) or 1,000 m (4MXC-1000) winch. Prior to 2022, the Matrix logging console, and either a 2PGA- 1000,2GHF-1000 or QL40-GRA (SN5484) total gamma count probe were utilized upon completion of the hole.

From 2022 to present, all unmineralized or weakly mineralized holes are surveyed using a single crystal (Sodium Iodide, or NaI) QL40-GRA natural gamma ray probe (SN5484).

The probes are calibrated by running them in test pits maintained by the Saskatchewan Research Council (SRC) facilities in Saskatoon, Saskatchewan. These test pits consist of four variably mineralized holes with maximum grades of 0.61%, 0.30%, 1.35%, and 4.15% uraninite.

Gamma probe logs were used internally to guide drilling and sampling. Only U3O8 chemical assays are reported for the JR zone mineralization.

10.2.4	Drill Core Logging

Core recovery is generally very good, allowing for representative samples to be taken and accurate analyses to be performed.

The drill core is placed sequentially in wooden core boxes at the drill by the drillers. Twice daily, the core boxes are transported by F3 Uranium personnel to the core logging and sampling facility where depth markers are checked, and the core is carefully reconstructed as needed. The core is logged geotechnically on a run-by-run basis including the number of naturally occurring fractures, core recovery, rock quality designation (RQD), and range of radiometric counts per second. Prior to winter 2019 hand-held Exploranium GR-110 total count gamma-ray scintillometers were used to measure the radioactivity of the drill core. Starting in the winter 2019 drill program Radiation Solutions RS-121 Super Gamma-Ray Scintillometers were used. Drill holes PLN14-015 and PLN14-015A were not probed, surveyed, or logged as they failed to reach bedrock due to challenging overburden conditions. Starting in the Winter 2022 drill program, Radiation Solutions RS-125 Super-SPEC and RS-230 BDO Super-SPEC were used. By fall 2022, only a Radiation Solutions RS-125 Super-SPEC was used.

The core is descriptively logged utilizing a laptop computer by an F3 Uranium geologist paying particular attention to major and minor lithologies, alteration, structure, and mineralization. Logging and sampling information is entered into a spreadsheet-based template which is integrated into the Project digital database.

All drill core is photographed wet with a digital camera before splitting. Core boxes are marked with aluminum tags then stored.

10.2.5	Drill Core Sampling

Geochemical analysis that is conducted on the drill core consists of systematic composite or representative sampling throughout the sandstone and basement column, targeted and detailed sampling within areas of alteration, structure and/or radiometric anomalies, and systematic shortwave infrared spectral analysis (i.e., PIMA). Details of this type of sampling are provided below.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

F3 Uranium sampling protocol calls for representative samples to be taken of both sandstone and basement lithologies. At least one representative sample of sandstone is taken when intersected. In thicker zones of sandstone (more than 10 m), representative samples are collected at 10 m intervals. Representative samples of basement lithologies consisting of 50 cm of split core (halved) are taken every 10 m within the basement, starting immediately in bedrock.

In addition to the representative samples, point samples are taken in both sandstone and basement lithologies in areas of interest including alteration and structural zones and areas of anomalous radioactivity. Beginning in Summer 2023, density measurements are taken every 20 m in the sandstone where possible.

All sandstone and basement intervals with handheld scintillometer readings greater than 300 cps, which indicate high levels of radioactivity, are continuously sampled with a series of 0.5 m split core samples.

In the SLR QP’s opinion, the logging and sampling procedures meet or exceed industry standards and are adequate for the purpose of future Mineral Resource estimation.

10.2.6	Representative Sampling

F3 Uranium sampling protocols call for representative samples to be taken for both sandstone and basement lithologies. The samples are continuous 50 cm of split core taken every 10 m starting from the top of the sandstone and continuing to the end of the hole. In areas of significant mineralization, intense alteration or faults, representative samples are not collected, and instead selective samples are taken.

Prior to summer 2023, composite samples of the sandstone were collected. These samples consisted of five-centimeter-long sections of core taken every 1.5 m over a 10 m interval. In areas of intense alteration or above the unconformity, sample intervals are reduced to five metres.

10.2.6.1	Selective Sampling

Selective samples are taken in basement and sandstone lithologies. Samples are taken from areas where interesting features related to structure, alteration and lithology exist. These samples are typically split core and are 50 cm long.

Structures can include any fault, fracture, broken or deformation zone within the core. Large structural zones or highly altered structures are often continuously sampled from top to bottom or at the discretion of a senior geologist.

Alteration refers to the chemical or physical changes in rocks caused by hydrothermal fluids or weathering. Discrete 0.5 m samples are taken in areas of increased alteration or changing alteration that could be of interest. In large areas of strong to intense alteration, evenly spaced 0.5 m split core samples are collected at the start of the alteration. The spacing of the samples varied with the width of the alteration zone as follows: one metre spacing for alteration zones less than or equal to five metres long, two metre spacing for alteration zones between five metre and 30 m long, and five metre spacing for alteration zones more than 30 m long.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

Lithology is sampled at the geologist’s discretion; lithology sampling may be completed for a change in lithology, unknown lithologies, or lithologies that may be of interest, such as pegmatite sections or mafic intrusives.

10.2.6.2	Mineralized Core Sampling

F3 Uranium deems a section of the core as significantly mineralized when the handheld spectrometers (RS-125) display a reading greater than 300 cps. Any zone greater than or equal to 300 cps is continuously sampled at 0.5 m intervals. A two-metre shoulder of continuous 0.5 m samples is collected before and after the first and last sample measuring over 300 cps. If there are two or more mineralized zones, continuous samples are taken if the distance between each of the last shoulder samples is less than 10 m. Additionally, within mineralized zones, standards, duplicates, and density sample frequency is increased as described below.

10.2.6.3	Density Sampling

Density samples are taken in both mineralized and non-mineralized zones. In non-mineralized zones, density samples are taken every 20 m. Within mineralized zones density samples are included every two metres. For density analysis, a small (approximately five centimetre) piece of core is removed from within a 0.5 m sample and placed within a separate bag within the corresponding sample. Upon completion of the density analysis in the lab, the sample is returned to its original batch and further analyzed as needed along with the remaining sample.

10.2.6.4	Insertion Rate

F3 inserts blanks, duplicates, and certified reference material (CRMs or standards) into the analytical stream. One blank and one duplicate are inserted in every hole. At least one standard, one blank and one duplicate are inserted into the sampling stream for each hole that is mineralized, and with holes with high-grade mineralization up to four uranium standards are inserted. Standards were sourced from the Government of Canada and included standards with a range of U3O8 percentages.

10.2.6.5	Sampling for PIMA Clay Analysis

F3 Uranium took samples from the sandstone column, and these were sent to Rekasa Rocks Inc. to identify clay alteration species. Throughout the sandstone section, a two-centimetre to three-centimetre sample of core is collected every five metres. Near the unconformity, the sample interval width is reduced as needed. PIMA samples are also collected as required throughout the altered basement rocks, normally at five-metre intervals.

10.2.7	Drill Core Storage

Until August 2022, core from the drilling programs was stored at the Big Bear Lodge on Grygar Lake; since August 2022, all the core has been stored at a purpose-built storage facility located on the PLN Property.

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F3 Uranium Corp. | Patterson Lake North Project	January 25, 2023
Report for NI 43-101	SLR Project No.: 138.21599.00001

11.0	Sample Preparation, Analyses, and Security

This section references the standard operating procedure (SOP) for Drill Hole Sampling Protocols for Core Drilling at the Project by F3 Uranium. The following sections contained in this Technical Report have been derived, and in some instances extracted, from documentation and standard operating procedures (SOP) supplied to SLR by F3 Uranium for review and audit.

Drill core from the Project was logged, marked for sampling, split, bagged, and sealed for shipment by F3 Uranium personnel at their secure, core-logging facility on the property. All samples for U3O8 assay were transported by land, in compliance with pertinent federal and provincial regulations, by Project personnel. The sample containers were transported directly to SRC Geoanalytical Laboratories in Saskatoon for sample preparation and analysis. The SRC laboratory is independent with ISO/IEC 17025: 2005 accreditation for the relevant procedures. The laboratory is licensed by the Canadian Nuclear Safety Commission (CNSC) for possession, transfer, import, export, use and storage of designated nuclear substances by CNSC Licence Number 01784-1-09.3. As such, the laboratory is closely monitored and inspected by the CNSC for compliance.

Analytical data results were sent electronically to F3 Uranium. These results were provided as a series of Adobe PDF files containing the official analytical results and a Microsoft Excel spreadsheet file containing only the analytical results. Upon receipt of the data, the electronic data was imported directly into the master drill hole database.

11.1	Sample Preparation

All core samples, including Composite Geochemical, Split, and Point samples were prepared by SRC. The sample preparation procedure that SRC performed on all submitted samples is described below.

Upon reaching SRC, the samples are sorted based on their matrix types, either sandstone or basement rock, and their radioactivity level. The samples are then prepared and analyzed in this sequence.

●	Samples are prepared (dried, crushed, and ground) in distinct facilities for sandstone and basement samples to minimize the chance of cross-contamination. Any radioactive samples that produced more than 2,000 cps are crushed and ground in a separate facility licensed by the CNSC for radioactive sample preparation. These radioactive materials are stored in a CNSC-licensed concrete bunker until they can be safely transported to the preparation facility by certified personnel.

●	Sample drying is carried out at 75°C with the samples in their original bags in large, low temperature ovens. Upon drying, the samples are crushed to 60% and passed through a 2 mm steel jaw crusher. A 100 g to 200 g split is obtained from the crushed material using a riffle splitter. The split is ground to 90% and passed through 50 mesh using a chromium-steel puck-and-ring grinding mill for mineralized samples or a motorized agate mortar and pestle grinding mill for non-mineralized samples. The pulp is transferred to a clear plastic snap-top vial with the sample number labelled on the top.

●	The grinding mills are cleaned with steel wool and compressed air after each sample run. If the samples are clay rich, silica sand is ground between the samples.

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Prior to geochemical analysis, sample material is digested into solution using several digestion methods:

●	A “total” three-acid digestion on a 250 mg aliquot of the sample pulp using a mixture of concentrated HF/HNO3/HClO4 acids to dissolve the pulp in a Teflon beaker over a hotplate; the residue, following drying, was dissolved in 15 mL of dilute ultrapure HNO3.

●	A “partial” acid digestion, on a two-gram aliquot of the sample pulp, digested using 2.25 mL of an eight-to-one ratio of ultrapure HNO3 and HCl for one hour at 95ºC in a hot water bath and then diluted to 15 mL using deionized water.

●	Another digestion method is a sodium peroxide fusion in which an aliquot of pulp is fused with a mixture of Na2O2 and NaCO3 in a muffle oven. The fused mixture is subsequently dissolved in deionised water. Boron is analyzed by inductively coupled plasma optical emission spectrometry on this solution.

When SRC processes a batch of samples, they consistently include a duplicate from the batch, along with one of their own QC standards. In line with their quality control measures, F3 Uranium adds a field duplicate for every drill hole they complete and includes one blank sample per drill hole. All samples are stored at SRC’s laboratory for a period of two years. The pulps are stored indoors, while rejects are kept outdoors, unless specific instructions dictate otherwise. At present, SLR does not possess information regarding the location of the pulps and rejects.

11.2	Drill Core Geochemistry Analysis

All geochemistry core samples are analyzed by the ICP1 package offered by SRC, which includes 62 elements determined by inductively coupled plasma optical emission spectrometry (ICP-OES). All samples are also analyzed for boron using SRC’s ICP-OES Method. Analysis for uranium is conducted on mineralized samples using the ICP-OES Uranium Package in order to determine U3O8 wt%. For partial digestion analysis, samples are crushed to 60% passing -2 mm and a 100 g to 200 g sub-sample is split out using a riffler. The sub-sample is pulverized to 90% passing 106 µm using a standard puck and ring grinding mill. The sample is then transferred to a plastic snap top vial. An aliquot of pulp is digested in a mixture of HNO3:HCl in a hot water bath for an hour before being diluted by 15 mL of de-ionized water. The samples are then analyzed using a Perkin Elmer ICP-OES instrument (models DV5300 or DV8300). For total digestion analysis, an aliquot of pulp is digested to dryness in a hot block digester system using a mixture of concentrated HF:HNO3:HClO4. The residue is then dissolved in 15 mL of dilute HNO3 and analyzed using the same instrument(s) as above.

For boron analysis, an aliquot of pulp is fused in a mixture of NaO2/NaCO3 in a muffle oven. The fused melt is dissolved in de-ionized water and analyzed by ICP-OES.

11.3	Drill Core PIMA Analysis

Core samples for clay analysis are sent to Rekasa Rocks Inc., a private facility in Saskatoon, for analysis on a PIMA spectrometer using short wave infrared spectroscopy. Samples are air or oven dried prior to analysis to remove any excess moisture. Reflective spectra for the various clay minerals present in the sample were compared to the spectral results from Athabasca samples for which the clay mineral proportions have been determined to obtain a semi- quantitative clay estimate for each sample.

11.4	Soil Sample Analysis

Samples from the 2012 soil sampling program were submitted to SRC for analysis using the ICPMS1 package but with the partial digestion analysis replaced by aqua regia analysis. The ICPMS1 package is generally used to analyse unmineralized sandstones and has lower detection limits than the ICP-OES method. Total digestions are performed on an aliquot of sample pulp which is digested to dryness in a Teflon tube within a hot block digestion system using a mixture of concentrated HF:HNO3∙HClO4. The residue is then dissolved in dilute HNO3. For aqua regia, partial digestions are performed on an aliquot of sample for the requested elements by ICP-OES. An aliquot of pulp is digested in a test tube in a mixture of 3:1 HNO3:HCl, in a hot water bath and then diluted to 15 ml using de-ionized water.

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Report for NI 43-101	SLR Project No.: 138.21599.00001

11.5	Drill Core Bulk Density Analysis

Drill core samples collected for bulk density measurements are sent to SRC. Samples are first weighed as received and then submerged in de-ionized water and re-weighed. The samples are then dried until a constant weight is obtained. The sample is then coated with an impermeable layer of wax and weighed again while submersed in de-ionized water. Weights are entered into a database and the bulk density of each sample is calculated. Water temperature at the time of weighing is also recorded and used in the bulk density calculation.

11.6	Quality Assurance and Quality Control

Quality assurance (QA) consists of evidence to demonstrate that the assay data has precision and accuracy within generally accepted limits for the sampling and analytical method(s) used in order to have confidence in a resource estimate. Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, preparing, and assaying the exploration drilling samples. F3 Uranium’s QA/QC program at PLN includes the following components:

●	Determination of accuracy – achieved by regular insertion of standards or certified reference materials (CRM) of known grade and composition.

●	Determination of precision – achieved by regular insertion of duplicates for each stage of the process where a sample is taken or split.

●	Checks for contamination – by insertion of blanks.

The Project has a robust QA/QC process in place beginning in 2014. This includes the insertion of blanks, duplicates (field, coarse rejects, and pulps) throughout the period, and certified reference materials (CRM) into the assay sample stream sent to SRC. F3 Uranium is in the process of establishing an umpire laboratory verification assay samples process using the SGS laboratory (SGS), located in Lakefield, Ontario. A summary by type of the CRM, blanks, and duplicates inserted into the sample stream is presented in Table 11-1 while the frequency is summarized in Table 11-2.

Results from the QA/QC samples are continually tracked by F3 Uranium as certificates for each sample batch are received through 2023. If QA/QC samples of a sample batch pass within acceptable limits, the results of the sample batch are imported into the master database.

Results from the QA/QC program are documented in various reports by F3 Uranium. SLR relied on these reports in addition to independent verifications and review of QA/QC data. SLR considers the QA/QC protocols in place at PLN to be acceptable and in line with standard industry practice and is of the opinion that the resource database is suitable to estimate Mineral Resources for the PLN deposit.

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Table 11-1:	Summary of QA/QC Source and Type by Year

QA/QC	Sample			2014		2019	2022		2023
Group	Source	QA/QC type	Sample Descriptions	Winter	Summer	Winter	Winter	Fall	Winter	Summer
1	F3	InHouse (F3) blank samples (Sandstone)	Blanks	N	N	N	Y	-	Y	N
	F3	InHouse (F3) blank samples (Cinder Block)	Blanks	N	N	N	N	Y	N	N
	F3	InHouse (F3) blank samples (Quartz Blank)	Blanks	Y	Y	N	N	N	N	Y
2	CANMET	F3 inserted CANMET U3O8 wt.% CRM	UTS-3(LGR)	Y	Y	N	N	Y	Y	Y
	CANMET	F3 inserted CANMET U3O8 wt.% CRM	DH-1A, *RL-1(MGR)		Y	N	N	Y	Y	Y
	CANMET	F3 inserted CANMET U3O8 wt.% CRM	BL-5(HGR)	N	N	N	N	Y	Y	Y
	CANMET	F3 inserted CANMET U3O8 wt.% CRM	CUP-2(VHGR)	N	N	N	N	Y	Y	Y
3	F3 & SRC	Partial and total (ppm) duplicates	Field Duplicate (FiD), Prep & Pulp Duplicates	Y	Y	N	N	Y	Y	Y
	F3 & SRC	U3O8 TEST REPORT wt.% duplicates	Field Duplicate (FiD), Prep & Pulp Duplicates	Y	Y	N	N	Y	Y	Y
	F3 & SRC	SRC inserted CANMET U3O8 wt.% CRM standards	BL2A, BL4A, BL5, SRCU2	Y	Y	Y	Y	Y	Y	Y
	F3 & SRC	SRC inserted internal ICP standards w/ varying Boron	ASR109/BL, ASR209/BM, ASR316/BSL18/BSN, CAR110/BL/BM, CAR218/BSH/BSL18/BSM/BSM/MA1B	Y	Y	Y	Y	Y	Y	Y
4	SRC	ICP repeat analysis of same sample	Basement/BasementRA/Sandstone and Repeats	Y	Y	Y	Y	Y	Y	Y
	SRC	U3O8 TEST REPORT wt.% repeats	Basement/BasementRA/Sandstone and Repeats	Y	Y	Y	Y	Y	Y	Y
5	SRC	Specific Gravity Repeats	Sandstone/Basement/Repeats	Y	Y	N	N	Y	Y	Y

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Table 11-2:	Summary of QA/QC Sampling Insertions by Year

Sample Type	W2014	S2014	W2019	W2022	F2022	W2023	S2023	Total	% of Total original samples	% of All Samples (original + QA/QC)	% of duplicate samples
Drill holes	5	6	8	8	8	21	39	95			N/A
Total Original Geochem Sample Count*	415	494	506	1,327	809	1,959	4,639	10,149	100.0%	82.8%	N/A
w/ U3O8 assays	8	40	17	288	624	1,406	1,799	4,182	41.2%	34.1%	N/A
ICP-OES only	407	454	489	1,039	185	553	2,840	5,967	58.8%	48.7%	N/A
Total QA/QC material frequency	96	121	54	146	206	556	929	1,449	14.3%	11.8%	N/A
Blanks	4	6	0	13	9	26	38	96	0.9%	0.8%	N/A
Field Duplicates	14	13	0	0	9	21	38	95	0.9%	0.8%	N/A
Coarse rejects (Prep Duplicates)	14	13	0	0	9	21	38	95	0.9%	0.8%	N/A
Pulp Duplicates	14	13	0	0	9	21	38	95	0.9%	0.8%	N/A
In House Reference materials	4	7	0	0	16	64	67	158	1.6%	1.3%	N/A
External Reference materials	1	7	1	13	26	81	124	253	2.5%	2.1%	N/A
Repeats & Re-analysis	19	29	20	50	67	174	300	659	6.5%	5.4%	N/A
Empire Reanalysis	0	0	0	0	0	0	0	0	0.0%	0.0%	0%
Total Samples	511	615	560	1473	1015	2515	5568	12257

FU inserted blanks	4	6	0	13	9	26	38	96	0.9%
FU inserted duplicates	42	39	0	0	27	63	114	285	2.8%
Field duplicates (FiD + MinFiD)	14	13	0	0	9	21	38	95	0.9%
U3O8 assays w/ field duplicates (MinFiD only)	0	2	0	0	4	19	22	47	0.5%
Prep duplicates (PrepDupe+MinPrepDupe)	14	13	0	0	9	21	38	95	0.9%
U3O8 assays w/ prep duplicates (MinPrepDupe only)	0	2	0	0	4	19	22	47	0.5%
Pulp duplicates (PulpDupe + MinPulpDupe)	14	13	0	0	9	21	38	95	0.9%
U3O8 assays w/ pulp duplicates (MinPulpDupe only)	0	1	0	0	4	19	22	46	0.5%

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Sample Type	W2014	S2014	W2019	W2022	F2022	W2023	S2023	Total	% of Total original samples	% of All Samples (original + QA/QC)	% of duplicate samples
FU inserted U3O8 standards	4	7	0	0	16	64	67	158	1.6%
Very high grade reference (VHGR; 88.92 wt% U3O8 )	0	0	0	0	4	13	12	29	0.3%
High grade reference (HGR; 21/8.36 wt% U3O8 )	0	0	0	0	4	14	15	33	0.3%
Medium grade reference (MGR; 0.310 or 0.237 wt% U3O8 )	0	1	0	0	4	18	20	43	0.4%
Low grade reference (LGR; 541ppm/0.060 wt% U3O8 )	4	6	0	0	4	19	20	53	0.5%
Lab (SRC) inserted U3O8 standards	1	7	1	13	26	81	124	253	2.5%
BL2A (0.502 wt% U3O8 )	0	0	0	0	4	9	15	28	0.3%
BL4A (0.147 wt% U3O8 )	1	7	1	13	13	52	72	159	1.6%
BL5 (8.36 wt% U3O8 )	0	0	0	0	5	10	22	37	0.4%
SRCU02 (1.58 wt% U3O8 )	0	0	0	0	4	10	15	29	0.3%
Lab (SRC) inserted ICP standards	30	39	33	83	70	174	324	753	7.4%
ASR109/BL	0	3	0	0	0	0	0	3	0.0%
ASR209/BM	0	1	0	0	0	0	0	1	0.0%
ASR316/BSL18	0	0	2	19	9	20	29	79	0.8%
ASR316/BSM	0	0	1	15	6	17	25	64	0.6%
ASR316/BSN	0	0	0	1	0	0	0	1	0.0%
CAR110/BL	17	21	0	0	0	0	0	38	0.4%
CAR110/BM	13	14	0	0	0	0	0	27	0.3%
CAR218/BSH	0	0	0	0	2	5	9	16	0.2%
CAR218/BSL18	0	0	17	24	22	55	115	233	2.3%
CAR218/BSM	0	0	13	24	31	77	140	285	2.8%
CAR218/BSM/MA1B	0	0	0	0	0	0	6	6	0.1%
Repeats & Re-analysis	19	29	20	50	67	174	300	659	6.5%

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Sample Type	W2014	S2014	W2019	W2022	F2022	W2023	S2023	Total	% of Total original samples	% of All Samples (original + QA/QC)	% of duplicate samples
U3O8 assays	1	6	1	7	23	65	106	209	2.1%
ICP	18	23	19	43	44	109	194	450	4.4%
Empire Lab	0	0	0	0	0	0	0	0	0.0%
Prep duplicates (PrepDupe+MinPrepDupe)	0	0	0	0	0	0	0	0	0.0%
Pulp duplicates (PulpDupe+MinPulpDupe)	0	0	0	0	0	0	0	0	0.0%

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11.6.1	Certified Reference Materials (CRM)

Results of the regular submission of CRMs are used to identify issues with specific sample batches, and biases associated with the laboratory. F3 Uranium obtained CRMs from two different international laboratories (Canadian Centre for Mineral and Energy Technology (CANMET) and SRC) to account for different ranges of several chemical elements such as uranium, nickel, lead, and vanadium, as presented in Table 11-3. Results of the CRM sample analyses are plotted monthly in control charts with upper and lower limits of the acceptable values, defined as values above or below two and three standard deviations, and the certified value.

Table 11-3:	Expected Values and Standard Deviation of CRMs

CRM	Sample Type	U %	U3O8%	SD (U3O8%)	Source
UTS-3	Low Grade.	0.0513	0.0604	0.0010	CANMET
DH-1a	Medium Grade.	0.262	0.3100	0.0035	CANMET
RL-1	Medium Grade	0.201	0.2370	0.0071	CANMET
BL-5	High Grade	7.09	8.3600	0.0330	CANMET
CUP-2	Very High Grade	75.42	88.9202	0.0809	CANMET

One of each CRM is inserted into the sample batch for each drill hole that intersected mineralization. CRM containers are shaken prior to use to ensure homogeneity and 15 g of material is required per sample. Samples are taken with clearly marked plastic spoons to avoid cross contamination between containers. For holes that do not intersect mineralization, no reference sample is inserted.

F3 Uranium submitted a total of 158 CRM samples for analysis at SRC, which corresponds to an insertion ratio of 1.39%. The laboratory’s precision and performance over time are graphically represented in Figure 11-1, specifically for uranium. The variation from the CRM’s mean value in standard deviations (SD) defines the QA/QC variance and is used to determine acceptability of the CRM sample assay. Results within +/- two standard deviations (±2SD) are considered acceptable. Failure criteria for CRM samples are met when either:

1	Two consecutive samples return values outside two standard deviations from the mean, on the same side of the mean, or

2	Any sample returns a value outside three standard deviations (±3SD) from the mean.

Overall, the control charts indicate good and consistent laboratory precision. Of the 158 samples, two samples for CUP-2 were out of the two standard deviation precision limits. No sample results were out of three standard deviation limits.

The SLR QP is of the opinion that the results of the CRM samples from 2014 to 2023 support the use of samples assayed at the SRC laboratory during this period in Mineral Resource estimation.

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Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 11-1: Uranium CRM Z-Score Control Chart

11.6.2	Duplicates

Duplicate samples are used to monitor preparation, assay precision, and grade variability as a function of sample homogeneity and laboratory error.

Three types of duplicate samples are submitted:

1	Field duplicates

2	Preparation duplicates

3	Pulp duplicate

The SLR QP analyzed, using statistics, scatter plots and quantile-quantile plots, a database with the results of 45 pairs of samples of field duplicates compiled by F3 Uranium staff. Results from the field, preparation, and pulp duplicate programs are plotted in Figure 11-2, Figure 11-3, and Figure 11-4. Four samples have a difference in results greater than 30%, which corresponds to an error rate of 8.9% (Figure 11-2). Prep and Pulp duplicates which provide a measure of the sample homogeneity at different stages of the preparation process show good precision and the SLR QP is of the opinion that the results of the filed duplicates show the preparation and analytical procedures of the laboratory are good and the data is suitable for use in resource estimations.

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Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 11-2: Field Duplicate Control Chart

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Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 11-3: Preparation Duplicate Control Chart

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Report for NI 43-101	SLR Project No.: 138.21599.00001

Figure 11-4: Pulp Duplicate Control Chart

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11.6.3	Blanks

Blank material is used to assess contamination or sample-cross contamination during sample preparation and to identify sample numbering errors. One blank sample is inserted for each drill hole that intersects mineralization. Prior to 2019, blank reference samples were not submitted for holes that did not intersect mineralization. Beginning in Winter 2022, at least one blank sample is inserted into each hole, regardless of mineralization.

Blank materials are changed from program to program. These materials are selected based on availability and chemical properties. In 2014, quartz blanks were used. In winter 2022 broken cinder blocks were submitted as blank material. In the fall 2022 and winter 2023 programs, inert sandstone sampled were submitted. Starting in the summer of 2023 quartz blanks, gathered from a barren quartz vein intersected in historic hole PL0703 were submitted.

Figure 11-5 indicates a few samples with low contamination results of 73 blank samples sorted by increasing sample analysis date. Blank material was inserted at a rate of less than 1.0%. A failure criterion for blank samples is met when a sample returns greater than 0.005% U3O8, which is a concentration five times greater than the detection limit of the instrument (0.001% U3O8). Zero sample failures were noted.

Figure 11-5: Blank Control Chart

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11.6.4	SRC Internal QA/QC Program

Quality control is maintained by all instruments at SRC being calibrated with certified materials. Independent of F3 Uranium’s QA/QC samples, standards are inserted into sample batches at regular intervals by SRC. Within each batch of 40 samples, one to two quality control samples are inserted. All quality control results must be within specified limits, otherwise corrective action is taken. If for any reason there is a failure in an analysis, the subgroup affected is reanalyzed.

Five U3O8 reference standards are used: UTS-3, RL-1, DH-1A, BL-5 and CUP-2, , which have known concentrations of 0.502% U3O8, 1.21% U3O8, 0.147% U3O8, 8.36% U3O8, and 1.58% U3O8, respectively. Except for SRCUO2 (produced in-house at SRC), all reference materials are certified and provided by CANMET.

SRC has developed and implemented a laboratory management system which operates in accordance with ISO/IEC 17025:2005 (CAN-P-4E), General Requirements for the Competence of Mineral Testing and Calibration Laboratories. The laboratory also participates in a certified interlaboratory testing program, CCRMP/PTP-MAL, for gold using lead fusion fire assay with an AAS finish.

All processes performed at the laboratory are subject to a strict audit program, which is performed by approved trained professionals. SRC is independent of F3 Uranium.

11.6.5	Secondary Laboratory Check (Umpires)

External duplicate samples (check assays) were collected at the final stage of Summer 2023 sample collection period and are currently being prepared to be sent to the umpire laboratory, SGS, for either U3O8% analysis or delayed neutron counting (DNC). SGS is ISO/IEC accredited and independent of F3 Uranium. Results of the secondary laboratory checks are not available for review.

11.7	Sample Security

Drill core is delivered directly to F3 Uranium’s core handling facility located on the PLN Property. After logging, splitting, and bagging, core samples for analysis are stored in a secured shipping container at the same facility. The shipping container is kept locked or under direct supervision of F3 Uranium personnel. A sample transmittal form is prepared and identifies each batch of samples.

SRC considers customer confidentially and security of utmost importance and takes appropriate steps to protect the integrity of sample processing at all stages from sample storage and handling to transmission of results. All electronic information is password protected and backed up on a daily basis. Electronic results are transmitted with additional security features. Access to SRC’s premises is restricted by an electronic security system. The facilities at the main laboratory are regularly patrolled by security guards 24 hours per day.

Official results are provided as a series of Adobe PDF files. A Microsoft Excel spreadsheet file containing only the analytical results is also provided. These files are sent using a secured password protected compressed file.

In the SLR QP’s opinion, the sampling methods, chain of custody procedures, and analytical techniques are appropriate and meet acceptable industry standards, and results are appropriate to estimate Mineral Resources.

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11.8	QP Opinion on Section 11

In the SLR QP’s opinion, the sample preparation, security, and analytical procedures meet industry standards, and the QA/QC program, as designed and implemented at PLN are adequate; consequently, the assay results within the drill hole database are suitable for mineral resource estimation purposes. Neither the SRC in-house quality control nor F3 Uranium quality control yielded any indication of quality concerns.

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12.0	Data Verification

Data verification is the process of confirming that data has been generated with proper procedures, is transcribed accurately from its original source into the project database and is suitable for use as described in this Technical Report.

SLR was not directly involved in the exploration drilling, logging, and sampling programs that formed the basis for collecting the data that will be used to support the geological model and Mineral Resource Estimate (MRE) for the Project in the future.

All geological data has been reviewed and verified by SLR as being accurate to the extent possible and to the extent possible all geologic information was reviewed and confirmed. SLR did not conduct check sampling of the core. In the QP’s opinion the samples taken by F3 Uranium provide adequate and good verification of the data and SLR is of the opinion that the work has been done within the guidelines of NI 43-101.

12.1	Data Verification Process

As part of this Technical Report, all the historical data associated with the Project was compiled, organized, and entered into a Leapfrog Geo database by F3 Uranium and audited by the SLR QP for completeness and validity. The SLR QP used the information provided to validate the drilling database.

As part of the data verification procedure, drill data was spot checked and audited by the SLR QP for completeness and validity using standard database validation tests. In addition, the SLR QP reviewed the QA/QC methods and results, verified assay certificates against the database assay table, and completed one site visit that included a review of drill core. No limitations were placed on SLR’s data verification process. The review of the QA/QC program and results is presented in Section 11.0, Sample Preparation, Analyses and Security.

The SLR QP performed the following digital queries. No significant issues were identified.

●	Header table: searched for incorrect or duplicate collar coordinates and duplicate hole IDs.

●	Survey table: searched for duplicate entries, survey points past the specified maximum depth in the collar table, and abnormal dips and azimuths.

●	Core recovery table: searched for core recoveries greater than 100% or less than 80%, overlapping intervals, missing collar data, negative lengths, and data points past the specified maximum depth in the collar table.

●	Lithology: searched for duplicate entries, intervals past the specified maximum depth in the collar table, overlapping intervals, negative lengths, missing collar data, missing intervals, and incorrect logging codes.

●	Geochemical and assay table: searched for duplicate entries, sample intervals past the specified maximum depth, negative lengths, overlapping intervals, sampling lengths exceeding tolerance levels, missing collar data, missing intervals, and duplicated sample IDs.

○	Due to the nature of the sampling process, samples are only taken where scintillometer readings indicated mineralization. Previously identified gaps in the drilling assay table were treated as effectively barren and were assigned the value of 0.0001% U3O8.

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13.0	Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing studies have been completed on the mineralization on the Property.

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14.0	Mineral Resource Estimate

There are no current Mineral Resources at the Project.

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15.0	Mineral Reserve Estimate

There are no current Mineral Reserves at the Project.

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16.0	Mining Methods

This section is not applicable.

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17.0	Recovery Methods

This section is not applicable.

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18.0	Project Infrastructure

This section is not applicable.

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19.0	Market Studies and Contracts

This section is not applicable.

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20.0	Environmental Studies, Permitting, and Social or Community Impact

This section is not applicable.

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21.0	Capital and Operating Costs

This section is not applicable.

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22.0	Economic Analysis

This section is not applicable.

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23.0	Adjacent Properties

The PLN Property is contiguous with claims held by various companies and individuals. As of the effective date of this Technical Report, the PLN Property is contiguous with claims registered in the names of a consortium consisting of HXC Corporation (6.25%) / Far West Mining Ltd. (43.75%) / Orano Canada Inc (50%) to the east; a consortium consisting of Purepoint Uranium Group (21%) / Cameco Corp (39.5%) / Orano Canada (39.5%) to the south and southeast; Orano, NexGen Energy, NexGen Energy/Atha Energy Corp and CanAlaska Uranium Ltd. to the west; and UEC Corp. / Orano Canada to the North (Figure 23-1).

SLR has not relied upon information from the adjacent properties in the writing of this TRS.

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Figure 23-1: Adjacent Properties

N
Cluff Lake
Shea Creek
Athabasca Basin
955
Minto Property
JR URANIUM ZONE
Broach Property
Patterson Lake North
Spitfire
Arrow Deposit
Triple R Deposit
580,000 mE
600,000 mE
620,000 mE
6,460,000 mN
6,440,000 mN
6,420,000 mN
6,400,000 mN
6,380,000 mN
Legend:
Adjacent Properties
Owners
1255004 B.C. LTD.: 100%
Allied Uranium Corporation: 100%
Atha Energy Corp.: 100%
CAMECO CORPORATION: 100%
CANALASKA URANIUM LTD.: 100%
Cosa Resources Corp.: 100%
David Greig Hutton: 100%
DENISON MINES CORP.: 100%
Doctors Investment Group Ltd.: 100%
Dorian Leslie: 100%
EAGLE PLAINS RESOURCES LTD.: 100%
F3 Uranium Corp.: 100%
Fission Uranium Corp.: 100%
FORUM ENERGY METALS CORP.: 100%
GREAT WESTERN MINERALS GROUP LTD.: 100%
Hathor Exploration Ltd.: 100%
HXC Corporation: 6.25%; FAR WEST MINING LTD.: 43.75%; ORANO CANADA INC.: 50%
James Hutton: 100%
Joel Flynn: 100%
Kode Mineral Exploration Ltd.: 100%
MATTHEW J. MASON: 20%; Okapi Resources Canada Ltd.: 80%
NexGen Energy Ltd.: 100%
NXE ENERGY SW1 LTD.: 100%
ORANO CANADA INC.: 100%
PUREPOINT URANIUM GROUP INC.: 21%; CAMECO CORP.: 39.5%; ORANO CANADA INC.: 39.5%
PUREPOINT URANIUM GROUP INC.: 27%; CAMECO CORPORATION: 73%
Ryan Kalt: 100%
Standard Uranium (Saskatchewan) Ltd.: 100%
U92 Exploration Limited: 100%
UEC Resources (SK) Corp.: 100%
UEX CORPORATION: 100%
Water Body
Highway
Estimated Athabasca Basin Margin
Uranium Deposit / Occurrence
0 5 10 15
Kilometres
F3 URANIUM
F3 Uranium Corp.
Patterson Lake North Project
Northern Saskatchewan, Canada
Adjacent Claims Map

Source: F3 Uranium, 2023.

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24.0	Other Relevant Data and Information

All relevant data and information regarding the Property is included in other sections of this Technical Report. There is no other relevant data or information available that is necessary to make the Technical Report understandable and not misleading.

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25.0	Interpretation and Conclusions

SLR offers the following interpretations and conclusions on the Project:

●	The JR Zone deposit is considered an example of a basement-hosted vein-type or fracture-filled uranium deposit.

●	To date, F3 Uranium and its predecessors have completed a total of 143 drill holes, totaling 49,945 m across the PLN Project.

●	In the SLR QP’s opinion, the logging and sampling procedures meet or exceed industry standards and are adequate for Mineral Resource estimation.

●	SLR reviewed and verified the resource database, including a review of the quality assurance (QA) and quality control (QC) methods and results, verifying assay certificates against the database assay table, standard database validation tests, and one site visit, including a drill core review. No limitations were placed on SLR’s data verification process.

●	Based on the data validation and the results of the standard, blank, and duplicate analyses, the SLR QP is of the opinion that the sampling methods, chain of custody procedures, and analytical techniques are appropriate and meet acceptable industry standards.

●	The assay and bulk density databases are of sufficient quality for Mineral Resource estimation at the JR Zone.

●	Uranium mineralization at the PLN Property is hosted primarily within veins or fracture- filled metamorphosed basement lithologies and, to a much lesser extent, within overlying sedimentary rocks. Uranium mineralization has been intersected by surface drilling along two primary EM (electromagnetic) conductor trends: the A1 main shear zone (host of the JR Zone deposit) and B1 shear zone, which have a combined strike length of roughly 3.6 km.

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26.0	Recommendations

SLR offers the following recommendations regarding advancement of the Project:

F3 Uranium has proposed a total budget of C$14.60 million, as presented in Table 26-1, to advance the JR Zone and explore the remainder of the Project. The two categories of work are independent of each other.

Table 26-1:	PLN 2024 Exploration Budget

Category	Item	Budget (C$)
Exploration	Drill testing of Broach Property	2,500,000
	Drill testing of Minto Property	1,500,000
	Drill testing of B1	4,000,000
	Exploration Subtotal	8,000,000
JR Zone	Infill and Delineation drilling JR Zone	6,500,000
	NI 43-101 Resource Estimate	100,000
	JR Zone Subtotal	6,600,000
Total		14,600,000

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27.0	References

Alexandre, P., Kyser, K., Polito, P., and Thomas, D., 2005: Alteration mineralogy and stable isotope geochemistry of Paleoproterozoic basement-hosted unconformity-type uranium deposits in the Athabasca Basin, Canada. Economic Geology, 100(8), 1547-1563.

Annesley, I. R., Madore, C., & Portella, P. (2005). Geology and thermotectonic evolution of the western margin of the Trans-Hudson Orogen: evidence from the eastern sub-Athabasca basement, Saskatchewan. Canadian Journal of Earth Sciences, 42(4), 573-597.

Armitage, A. 2013. Technical Report on the Patterson Lake South Property, Northern Saskatchewan, dated April 14th, 2013, for Alpha Minerals Inc., 119 p. Posted on Sedar (www.sedar.com).

Bingham, D., and Legault, J. M., 2018: Geophysics of the Patterson Lake South Uranium Deposit, northwestern Saskatchewan. ASEG Extended Abstracts, 2018(1), 1-6.

Bingham, D, 2013a. Report on an Airborne Hi-Resolution Magnetic Survey over the Patterson Lake Property for Fission Energy Corp., field work performed August 4 – August 20, 2012, 59 p.

Bingham, D, 2013b. Report on 2012 Geophysical Surveys Over the Patterson Lake Property For Fission Uranium Corp., field work performed September - October, 2012, 31 p.

Campbell, J.E., 2007: Quaternary geology of the eastern Athabasca Basin, Saskatchewan and Alberta; in EXTECH IV: Geology and Uranium Exploration Technology of the Proterozoic Athabasca Basin., Saskatchewan and Alberta (ed.) C.W. Jefferson and G. Delaney; Geological Survey of Canada, Bulletin 588, pp. 211-228.

Card, C.D., 2002. New investigations of basement to the western Athabasca Basin; in Summary of Investigations 2002, Volume 2, Saskatchewan Geological Survey, Saskatchewan Energy and Mines, Miscellaneous Report 2002-4-2, 17 p.

Card, C.D., Pana, D., Stern., R.A., and Rayner, N., 2007: New insights into the geological history of the basement rocks to the southwestern Athabasca Basin, Saskatchewan and Alberta; in EXTECH IV: Geology and uranium EXploration TECHnology of the Proterozoic Athabasca Basin, Saskatchewan and Alberta. C.W. Jefferson and G. Delaney (eds.). Geological Survey of Canada, Bulletin 588, pp. 119-133.

Ghaffari, H., Huang, J., Donlon, P., Wittrup, M., Clifton, W., Mathisen, M., Mostert, M., Schmid, C., and Thompson, R., 2023. Feasibility Study, NI 43-101 Technical Report, for the PLS Property. January 17, 2023.

Glass, D.J. 1990. Lexicon of Canadian Stratigraphy, Volume 4-Western Canada; Canadian Society of Petroleum Geologists, Calgary, Alberta, 772 p.

Hanmer, S., Parrish, R., Williams, M., and Kopf, C., 1994: Striding-Athabasca mylonite zone: complex Archean deep crustal deformation in the East Athabasca mylonite triangle, northern Saskatchewan; Canadian Journal of Earth Sciences, v.31, pp. 1287-1300.

Hanmer, S., 1997: Geology of the Striding-Athabasca mylonite zone, northern Saskatchewan and southeastern District of Mackenzie, NWT; Geological Survey of Canada, Bulletin 501, 92 p.

Hobson, G.D. and MacAulay, H.A., 1969: A seismic reconnaissance survey of the Athabasca Formation, Alberta and Saskatchewan (part 74) (a co-operative venture with the Saskatchewan Department of Mineral Resources); Geological Survey of Canada, Paper 69-18, 23 p.

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Hoeve, J., 1984: Host rock alteration and its application as an ore guide at the Midwest Lake uranium deposit, northern Saskatchewan. CIM Bull.;(Canada), 77(868).

Hoeve, J., and Quirt, D., 1987: A stationary redox front as a critical factor in the formation of high-grade, unconformity-type uranium ores in the Athabasca Basin, Saskatchewan, Canada. Bulletin de Minéralogie, 110(2), 157-171.

Jefferson, C. W., Thomas, D., Quirt, D., Mwenifumbo, C. J., and Brisbin, D. ,2007: Empirical Models for Canadian Unconformity-Associated Uranium Deposits

Jefferson, C.W., Thomas, D.J., Gandhi, S.S., Ramaekers, P., Delaney, G., Brisbin, D., Cutts, C., Portella, P., and Olson, R.A., 2007: Unconformity-associated uranium deposits of the Athabasca Basin, Saskatchewan and Alberta; in EXTECH IV: Geology and Uranium Exploration Technology of the Proterozoic Athabasca Basin, Saskatchewan and Alberta, (ed.) C.W. Jefferson and G. Delaney; Geological Survey of Canada, Bulletin 588, pp. 23- 76.

Jefferson, C.W., and Delaney, G., Geological Survey of Canada, Bulletin 588, pp. 89-117.

Johnstone, D. D., Bethune, K. M., Card, C. D., and Tschirhart, V., 2021: Structural evolution and related implications for uranium mineralization in the Patterson Lake corridor, southwestern Athabasca Basin, Saskatchewan, Canada. Geochemistry: Exploration, Environment, Analysis, 21(1), geochem2020-030.

Lewry, J. and Sibbald, T.I.I., 1977: Variation in lithology and tectonometamorphic relationships in the Precambrian basement of northern Saskatchewan; Canadian Journal of Earth Sciences v.14, pp. 1453- 1467.

Lewry, J. and Sibbald, T.I.I., 1980: Thermotectonic evolution of the Churchill Province in northern Saskatchewan; in Tectonophysics, v.68, pp. 45-82.

Macdonald, C., 1980: Mineralogy and geochemistry of a Precambrian regolith in the Athabasca Basin; M.Sc thesis, University of Saskatchewan, Saskatoon, Saskatchewan, 151 p.

Marshall, I.B., and Schutt, P.H., 1999: A national ecological framework for Canada – Overview. A co-operative product by the Ecosystems Science Directorate, Environment Canada and Research Branch, Agriculture and Agri-Foods Canada.McCallum, N. 2008. Report on the 2007 and 2008 Exploration of the Patterson Lake Property, Northern Saskatchewan for Fission Energy Corp. Submitted October 16, 2008, 23 p.

McNicoll, V.J., Theriault, R.J., and McDonough, M.R., 2000: Talston basement gneissic rocks: U-Pb and Nd isotopic constraints on the basement to the Paleoproterozoic Talston magmatic zone, northeastern Alberta; Canadian Journal of Earth Sciences, v.37, no 11, pp. 1575-1596.

Padbury, G. A., Acton, D. F., Stushnoff, C. T., University of Regina Canadian Plains Research Center, & Saskatchewan Environment and Resource Management. (1998). Ecoregions of Saskatchewan. Canadian Plains Research Center.

Palmer, K., 2010. Technical Report on the Shea Creek Property, Saskatchewan, Including Mineral Resource Estimates for the Kianna, Anne and Colette Deposits. 43-101 Report prepared for UEX Corporation, 214 p. Filed on SEDAR.

Quirt, D. H., 2003: Athabasca unconformity-type uranium deposits: One deposit type with many variations.

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Ramaekers, P. (1979). Stratigraphy of the Athabasca Basin; Summary of Investigations 1979, Saskatchewan Geological Survey, Saskatchewan Mineral Resources, Miscellaneous Report 79-10, pp.154-160.

Ramaekers, P. (2004). Development, Stratigraphy and Summary Diagenetic History of the Athabasca Basin, Early Proterozoic of Alberta and Its Relation to Uranium Potential, AGS/EUB Special Report 62, pp. 1-85.

Ramaekers, P., Jefferson, C.W., Yeo, G.M., Collier, B., Long, D.G.F., Drever, G., McHardy, S., Jiricka, D., Cutts, C., Wheatley, K., Catuneanu, O., Bernier, S., and Post, R.T., 2007: Revised geological map and stratigraphy of the Athabasca Group, Saskatchewan and Alberta; in EXTECH IV: Geology and Uranium Exploration Technology of the Proterozoic Athabasca Basin., Saskatchewan and Alberta (ed.) C.W. Jefferson and G. Delaney; Geological Survey of Canada, Bulletin 588, pp. 155-191.

Ramaekers, P., 2013. Patterson Lake North: Field Work 2012. Work carried out for Fission Uranium Corporation (Formerly Fission-Energy Corp.), work performed August 9 to 22, 2012, 24 p.

Rhys, D. A., Horn, L., and Eriks, R. S., 2009. Technical Report on the Shea Creek Property, Northern Saskatchewan, 43-101 Report prepared for UEX Corporation, 117 p. Filed on SEDAR.

Smith, D., and Dahrouge, J., 2006. 2005 and 2006 Exploration of the Patterson Lake Property, Northern Saskatchewan. Confidential assessment report submitted to the Saskatchewan Energy and Resources, October 19, 2006, 13 p.

Smith, D., and Dahrouge, J., 2007. 2006 and 2007 Exploration of the Patterson Lake Property, Northern Saskatchewan. Confidential assessment report submitted to the Saskatchewan Energy and Resources, October 16, 2007, 12 p.

Smith, R.E., Veldhuis, H., Mills, G.F., Eilers, R.G., Fraser, W.R., & Lelyk, G.W. (1998). Terrestrial ecozones, ecoregions and ecodistricts of Manitoba: An ecological stratification of Manitoba’s natural landscapes (Technical Bulletin 1998-9E). Agriculture and Agri-Food Canada

Statistics Canada. (2021). Profile table, Census Profile, 2021 Census of Population - Saskatoon, City (CY) [Census subdivision], Saskatchewan. Sopuck, V.J., Carla, A de., Wray, E.M., and Cooper, B. (1983). The Application of Lithogeochemistry in the search for Unconformity-type Uranium Deposits, Northern Saskatchewan, Canada. Journal of Geochemical Exploration, 19, pp. 77-99.

Williams, M.L., Melis, E.A., Kopf, C.F., and Hanmer, S., 2000: Microstructural tectonometamorphic processes and the development of gneissic layering: a mechanism for metamorphic segregation; Journal of Metamorphic Geology, v.18, pp. 41 – 57.

Wallis, R.H., 1970: The geology of the Dufferin Lake area (west half) Saskatchewan; Saskatchewan Geological Department of Mineral Resources, Report 132, 59 p.

Yeo, G.M., and Delaney, G., 2007: The Wollaston Supergroup, stratigraphy and metallogeny of a Paleoproterozoic Wilson cycle in the Trans-Hudson Orogen, Saskatchewan; in EXTECH IV: Geology and Uranium Exploration Technology of the Proterozoic Athabasca Basin., Saskatchewan and Alberta (eds.)

Zenghua, L., Guoxiang, C., Bethune, K. M., David, T., and Gerard, Z., 2017: Structural controls on fluid flow during compressional reactivation of basement faults: insights from numerical modeling for the formation of unconformity-related uranium deposits in the Athabasca Basin, Canada. Economic Geology, 112(2), 451-466.

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28.0	Date and Signature Date

This report titled “Technical Report on the Patterson Lake North Project, Northern Saskatchewan, Canada” with an effective date of November 20, 2023 was prepared and signed by the following authors:

(Signed and Sealed) Mark B. Mathisen, C.P.G.

Dated at Lakewood, CO	Mark B. Mathisen, C.P.G.
January 25, 2023

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29.0	Certificate of Qualified Person

29.1	Mark B. Mathisen

I, Mark B. Mathisen, C.P.G., as an author of this report entitled “Technical Report on the Patterson Lake North Project, Northern Saskatchewan, Canada” with an effective date of November 20, 2023, prepared for F3 Uranium Corp., do hereby certify that:

1.	I am Principal Geologist with SLR International Corporation, of Suite 100, 1658 Cole Boulevard, Lakewood, CO, USA 80401.

2.	I am a graduate of Colorado School of Mines in 1984 with a B.Sc. degree in Geophysical Engineering.

3.	I am a Registered Professional Geologist in the State of Wyoming (No. PG-2821), a Certified Professional Geologist with the American Institute of Professional Geologists (No. CPG-11648), and a Registered Member of SME (RM #04156896). I have worked as a geologist for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is:

●	Mineral Resource estimation and preparation of NI 43-101 Technical Reports.

●	Director, Project Resources, with Denison Mines Corp., responsible for resource evaluation and reporting for uranium projects in the USA, Canada, Africa, and Mongolia.

●	Project Geologist with Energy Fuels Nuclear, Inc., responsible for planning and direction of field activities and project development for an in situ leach uranium project in the USA. Cost analysis software development.

●	Design and direction of geophysical programs for US and international base metal and gold exploration joint venture programs.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the PLN Project on August 29, 2023.

6.	I am responsible for overall preparation of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of January, 2024, Mark B. Mathisen, C.P.G.

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